UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bloomery Investment Holdings, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
West Virginia

Date of organization
September 22, 2014

Physical address of issuer
322-324 N. Mildred Street, Charles Town, WV 25414

Website of issuer
www.spiritsforadventure.com

Current number of employees
Zero (0) (The issuer is a holding company that holds two (2) wholly-owned subsidiary limited liability companies. All business operations are conducted through one of those subsidiaries – Bloomery Distillery LLC – which currently has six (6) employees. See section entitled "**BUSINESS**" below.)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$649,526.00	$770,700.00
Cash & Cash Equivalents	$72,365.00	$34,431.00
Accounts Receivable	$0.00	$47,511.00
Short-term Debt	$149,382.00	$143,638.00
Long-term Debt	$560,316.00	$465,634.00
Revenues/Sales	$895,092.00	$824,070.00
Cost of Goods Sold	$524,455.00	$363,548.00
Taxes Paid	$0.00	$0.00
Net Income	-$254,374.00	-$220,675.00


April 27, 2019

FORM C-AR – ANNUAL REPORT

Bloomery Investment Holdings, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

This Form C-AR pertains to, and is filed in conjunction with, an offering of units of Class B LLC/Membership Interests of the Company (the "Securities") made pursuant to Regulation CF (§ 227.100 et seq.) by means of a Form C (the "Form C") filed with the SEC on October 17, 2017 (the "Offering").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.spiritsforadventure.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a West Virginia limited liability company, formed on September 22, 2014.

The Company's principal office is located at 322-324 N. Mildred Street, Charles Town, West Virginia 25414.

'The Company does not maintain its own website and instead utilizes the website of its subsidiary Distillery, which is: www.spiritsforadventure.com.

The information available on or through Distillery's website is not a part of this Form C-AR.

The Business
The Company is a holding company that is the sole member and owner of two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC ("Holdings") and Bloomery Distillery LLC ("Distillery") (In November 2018 the Distillery's name was changed from Bloomery Plantation Distillery, LLC to Bloomery Distillery, LLC. See *Summary to Changes in Business Model and Distillery's Updated Business Plan*, Exhibit A). Holdings holds certain real property (being the property on which Distillery conducts its operations), which property is leased to Distillery. Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is currently conducting operations and has been continuously doing so since September 2011. The Company expects that its only significant source of revenue will be distributions made by Distillery from its net earnings, if any.

The Business Plan
Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery is presented herein as the relevant business plan. The Distillery's original business plan has changed due to the closing of the tasting room and the discontinuation of bottling SweetShine. (See *Summary to Changes in Business Model and Distillery's Updated Business Plan*, Exhibit A). Distillery's business model relies on the continued growth and success of the new MixAlchemy brand, a line of canned cocktails produced by Bloomery, including Moscow Mule, Tuscan Lemonade, Ruby Red Grapefruit Crush, Big Shot in a Little Can and seasonal Pumpkin Apple Crisp. All of these canned cocktails are made with Bloomery's well-established SweetShine line of liqueurs. Although the Distillery continues to produce the SweetShine line of liqueurs for use in the MixAlchemy line of canned cocktails, the Distillery no longer bottles the SweetShine line of liqueurs. MixAlchemy canned cocktails is distributed with its new Distributor Republic National Distributing Company (RNDC). Funding for the new business model and debt reduction will come from the sale of the tasting room and farm located at 16357 Charles Town Road and from the sale of Class A Members' real personal property.

RISK FACTORS

The following material factors make an investment in the Company speculative or risky.

Risks Related to the Company's and Distillery's Business and Industry

The Company's performance is dependent upon Distillery's performance.
The Company's financial performance and success is wholly dependent upon the performance of Distillery and the Company's ability to receive revenue as distributions of earnings from Distillery's operations. The Company will not receive revenue if Distillery is unable to generate adequate revenue and earnings, and, accordingly, the Company's business and financial condition will be materially adversely affected. **HENCE, ANY RISK TO DISTILLERY OR ITS BUSINESS, SALES, REVENUES, PROFITABILITY, RESULTS OF OPERATIONS OR FINANCIAL CONDITION, AS DISCUSSED IN THIS FORM C-AR, IS ALSO A RISK TO THE COMPANY'S BUSINESS AND FINANCIAL CONDITION, AND SHOULD BE CONSIDERED ACCORDINGLY**.

The Company can project future gains or losses only with uncertainty due to dependence upon Distillery's operations, which are uncertain.
The Company anticipates that substantially all of its future revenues will result from the sale of products developed, produced, and marketed by or for Distillery. The Company's future revenues are dependent upon the future success and profitability of such activities of Distillery, which future success and profitability is uncertain due to any number of considerations and, accordingly, the Company's future gains or losses can be projected only with uncertainty.

Distillery currently operates at a loss and Distillery is not assured of earning a profit in the future.
Distillery currently operates at a loss, has not earned a profit to date, and is uncertain of earning profits in the future. As such, Company will not have revenues to fund Distillery's further operations and growth if the proceeds of the Offering are fully expended prior to Distillery realizing profits from its operations.

Distillery is in the early stages of conducting operations and faces the risks and uncertainties incident to a new business. (updated for 2019 Form C-AR)
Distillery originally opened its mini-distillery on September 17, 2011. The Company transitioned to a full-fledged Distillery with the State of WV in December 2018. Distillery remains in the early stages of conducting operations and has a limited operating history. Distillery faces all the risks and uncertainties incident to the development, operation, and growth of a new business. Both the Company and Distillery face numerous challenges in the pursuit of a business strategy for Distillery, including raising adequate capital for its operations and growth. There can be no assurance that the Company and Distillery will successfully meet these challenges.

Distillery's operating costs may rise significantly, which may negatively impact the profitability of Distillery's business. (updated for 2019 Form C-AR)
Distillery incurs substantial operating costs in conducting its business, such as the costs of labor, ingredients, supplies, leased properties, utilities and energy, and freight. In particular, Distillery purchases large quantities of ingredients, such as corn liquor, and significant quantities of cans to

package its products. Operating costs may increase due to conditions that are difficult to predict and beyond Distillery's control, including inflation, competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental programs and regulations, such as those affecting trade, agriculture, and employee's wages and benefits. As such, any material upward movement in operating costs could negatively impact Distillery's margins, if it is not able to pass these costs on to its customers, or sales, if Distillery is forced to increase its prices, which would adversely affect its business, results of operations and financial condition.

Distillery may not distribute earnings to the Company.
Even if Distillery earns profits, it may determine that some or all of such earnings should be retained for the growth and development of its business and, accordingly, not make significant or any distributions to the Company. If the Company does not receive revenue as distributions from Distillery, its business, results of operations and financial condition will be materially adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at Distillery's manufacturing facility, or a disruption at the facilities of Distillery's suppliers or distributors, could adversely affect Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect Distillery's business, results of operations and financial condition.

Distillery is dependent on third-party suppliers for key ingredients, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability.
Distillery purchases the ingredients used in the manufacturing of its spirits from a number of third-party suppliers. In addition, Distillery's products use agricultural products and therefore many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Distillery is exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs.

We rely, in part, on third-party suppliers to maintain the quality of Distillery's products.
The failure or inability of suppliers to comply with the specifications and requirements of Distillery's products could result in product recall and adversely affect Distillery's reputation. While suppliers are required to comply with Distillery's product specifications and requirements, they may fail to provide products that are consistent with Distillery's standards or that are in compliance with applicable laws, and we cannot guarantee that Distillery will be able to promptly identify such failures. These same issues would exist with any new manufacturer, and may be exacerbated due to the newness of the relationship. The failure of any supplier to provide products that conform to Distillery's standards and comply with applicable laws could materially and adversely affect Distillery's brand and reputation in the marketplace, as well as customer relationships, and result in product recalls, product liability claims and severe

economic loss.

Growth rates higher than planned, or the introduction of new products requiring special ingredients, could create demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for Distillery's key ingredients, there can be no assurance that Distillery would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect Distillery's business, results of operations and financial condition.

Parties with which Distillery contracts may fail to perform.
Distillery may enter one or more contracts for: (i) the sale of Distillery's products to third parties; (ii) the distribution of Distillery's products by third parties; (iii) the purchase by Distillery of supplies, materials, equipment, fixtures, or other goods from third parties; and/or (iv) other matters. However, there is no certainty that the parties to such contracts will perform their respective obligations under the contracts, or that Distillery will be able to judicially or otherwise enforce such obligations if the parties fail or refuse to perform their obligations, or if such parties become insolvent or seek bankruptcy protection, cease operations, or dissolve.

Distillery may be unable to market its products successfully.
There is no certainty of a market for Distillery's products at profitable prices.

The Company, together with Distillery, must correctly predict, identify, and interpret changes in consumer preferences and demand, and offer new products to meet those changes.
Consumer preferences for products change continually. Distillery's success depends on the ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. The Company and Distillery must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, Distillery's sales could decline.

Sales of a limited number of products and flavors contributed all of Distillery's historical cash flow. (updated for 2019 Form C-AR)
A reduction in the sale of Distillery's products would have a material adverse effect on its ability to achieve and maintain profitability and achieve future growth. All of Distillery's sales for the year ended December 31, 2018 resulted from sales of twelve (12) of its SweetShine products and four (4) of the MixAlchemy products, introduced to MD and WV in the second half of the year. During that year, approximately 46% of Distillery's sales came from sales of four primary flavors of SweetShine. All of its secondary flavors of SweetShine represent a relatively small portion of its sales. The Distillery has ceased the bottling and sale of all of its SweetShine flavors. Rather SweetShine is used in the production of the MixAlchemy line of canned cocktails. Future revenue will be generated by the sale of MixAlchemy canned cocktails. We cannot be certain that Distillery will be able to continue to commercialize or expand distribution of its existing flavors or that any of its future flavors will be accepted in their markets. Any inability on Distillery's part to stay current with food and consumer trends through new products could have a material adverse effect on its business, results of operations and financial condition.

Distillery's advertising and marketing efforts may be costly and may not achieve desired results.

Distillery incurs substantial expense in connection with its advertising and marketing efforts. Although Distillery targets its advertising and marketing efforts on current and potential customers who it believes are likely to be in the market for the products Distillery sells, we cannot assure you that Distillery's advertising and marketing efforts will achieve desired results. In addition, Distillery periodically adjusts its advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of such advertising expenditures, which may be made to optimize such return could adversely affect Distillery's sales.

Distillery's business and results of operations may be adversely affected if it is unable to maintain its customer experience or provide high quality customer service. (updated for 2019 Form C-AR)

The success of Distillery's business largely depends on Distillery's ability to provide high quality customer service. Distillery has discontinued its tasting room and this risk factor is, accordingly, no longer relevant to that former aspect of the business. Nonetheless, Distillery's success as a producer of canned cocktails will still depend, in part, upon providing high quality customer service to its distributors, retail sellers and end customers. If Distillery is unable to provide high quality customer service, Distillery may not be able to retain its existing distributor, resellers and customers or attract new resellers and customers, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets and liquor stores in Distillery's major markets, may consolidate, resulting in fewer customers for Distillery's business. Consolidation also produces larger retail customers that may seek to leverage their position by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories. Retail consolidation and increasing retailer power could adversely affect Distillery's product sales and results of operations. Retail consolidation also increases the risk that adverse changes in a large retailer's business operations or financial performance will have a corresponding material and adverse effect on Distillery. For example, a retailer in financial difficulty may delay, decrease, or cancel purchases of Distillery's products, or delay or fail to pay Distillery for previous purchases, which could materially and adversely affect Distillery's product sales, business, operating results, and financial condition.

Reductions in sales of Distillery's products will have an adverse effect on its profitability and ability to generate cash to fund its business plan. (updated for 2019 Form C-AR)

The following factors, among others, could affect continued market acceptance and profitability of Distillery's products:
• the introduction of competitive products;
• changes in consumer preferences among alcoholic beverage products;
• changes in consumer alcohol consumption habits, including trends away from certain categories, including craft/artisan products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding alcohol or any detrimental effects of alcohol upon health;

- any unfavorable publicity regarding Distillery's brand;
- litigation or threats of litigation with respect to Distillery's products;
- the price of Distillery's products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to Distillery's products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of Distillery's products; and
- new science or research that disputes the healthfulness of Distillery's products.

Adverse developments with respect to the sale of Distillery's products would significantly reduce its net sales and have a material adverse effect on its ability to achieve and maintain profitability.

Distillery's product base is somewhat seasonal in nature, and Distillery is likely to experience fluctuations in results of operations and financial condition. (updated for 2019 Form C-AR)
Distillery's business has been somewhat seasonal, with sales being historically higher in the months of July through September than during the rest of the year.

Distillery is heavily dependent on its distributors. (updated for 2019 Form C-AR)
Distillery sells a substantial portion of its products to an independent distributor for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although Distillery currently has an adequate network of wholesale distribution for its current needs, sustained growth and expansion into new markets will require Distillery to maintain such relationship and enter into arrangements with additional distributors in new markets. No assurance can be given that Distillery will be able to maintain its current distribution network or secure additional distributors on terms favorable to Distillery, or at all. Inability to maintain and add distributors could have a material adverse effect on Distillery's business, results of operations, and financial condition. Further, Distributors often represent competing spirits brands and may be influenced by their continuing business relationships with other distillers. Distillery's distribution channels may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales. While we believe that the relationships between Distillery and its distributor is generally good, this relationship is relatively new and untested and there can be no assurance that Distillery's distributor will continue to effectively market and distribute Distillery's products. The loss of the distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships. (updated for 2019 Form C-AR)
Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit an alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with our distributor, state law in various jurisdictions may limit our contractual termination and enforcement rights. Additionally, our distribution relationship is susceptible to changes in state legislation that could

significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of the distributor on which we rely.

Failure by Distillery's transportation providers to deliver Distillery's products on time or at all could result in lost sales.

Distillery currently relies upon third-party transportation providers for a significant portion of its product shipments. Distillery's utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet Distillery's shipping needs. Distillery may, from time to time, change third-party transportation providers, and Distillery could therefore face logistical difficulties that could adversely affect deliveries. Distillery may not be able to obtain terms as favorable as those it receives from its current third-party transportation providers or may incur additional costs, which in turn would increase Distillery's costs and thereby adversely affect its business, operating results, and financial condition.

Distillery's business is substantially dependent upon awareness and market acceptance of its products and brands. (updated for 2019 Form C-AR)

Distillery's business depends on acceptance of its products by its end consumers, as well as acceptance by its independent distributor that Distillery's brands have the potential to provide incremental sales growth rather than reduce distributor's existing beverage sales. Any failure of Distillery's brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on its revenues, business, operating results, and financial condition.

Maintaining, extending and expanding Distillery's reputation and brand image are essential to our business success.

We intend to maintain, extend, and expand Distillery's brand image through marketing investments, including advertising and consumer promotions. Regulation and scrutiny of advertising, consumer promotion, and marketing practices, whether existing or newly imposed, or Distillery's response to those restrictions, could limit our efforts to maintain, extend and expand Distillery's brand. Moreover, adverse publicity about regulatory or legal action against Distillery could damage its reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations. In addition, our success in maintaining, extending, and expanding Distillery's brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about Distillery, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If we do not establish, maintain, extend and expand Distillery's brand image, then its product sales, business, results of operations, and financial condition could be adversely affected.

Product safety and quality concerns, and product liability claims, could adversely impact Distillery's business and reputation.

Distillery's success depends in large part on its ability to maintain consumer confidence in the safety and quality of its products. Distillery's business exposes it to potential product liability risks as well as warranty and recall claims that are inherent in the manufacture, sale and use of its products. If Distillery's products are actually or allegedly defective, contaminated, or unfit for consumption, Distillery may be subject to product liability claims for products alleged to have caused injury, illness or death (even if such allegations are without merit), which claims may not be covered by insurance, or forced to recall its products for health or safety-related issues. Product liability claims or recalls may result in negative publicity and harm to Distillery's reputation, loss of current and future customers, reduced revenue and increased costs, all of which could have an adverse effect on Distillery's business, results of operations, and financial condition. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived safety and quality consequences of certain ingredients in Distillery's products may erode consumers' confidence in the safety and quality of those ingredients, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of Distillery's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of Distillery's products and may reduce demand for Distillery's products.

If Distillery's brand or reputation is damaged, the attractive characteristics that it offers retailers may diminish, which could diminish the value of its business.
Distillery is currently an attractive brand for its customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both Distillery's premium price point and its sales velocity. If Distillery's brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for Distillery's products and Distillery may no longer be able to generate a high sales velocity at its then-current prices. If Distillery no longer offers these characteristics, retailers may decrease their orders of Distillery's products and downgrade the in-store placement of such products, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The alcoholic beverage industry is highly competitive.
The alcoholic beverage industry is highly competitive with a large and ever-increasing number of products competing for a limited market. Distillery's competitors may include major companies with significantly greater financial, technical and personnel resources, and superior expertise in development and marketing of products. Smaller or early stage companies may also prove to be significant competitors. Existing or future competitors may produce and market products comparable or superior to those of Distillery. Such a scenario may have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that Distillery has taken or may in the future take to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to Distillery because an infringer has a dominant intellectual property position or for other business reasons. Distillery's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact Distillery's

competitive position, business, results of operations, and financial condition.

From time to time, third parties may claim that one or more of Distillery's products infringe their intellectual property rights.
Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert Distillery's management and key personnel from its business operations. A claim of intellectual property infringement could force Distillery to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require Distillery to redesign or relabel its products, which would be costly and time-consuming, and/or could subject Distillery to an injunction against sale of certain of its products. Distillery may have to pay substantial damages, including damages for past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

Evolving federal, state or local laws and regulations, or failure to comply with applicable laws and regulations, may increase Distillery's costs and have a material adverse effect on its financial condition.
Distillery's activities or products are subject to various federal, state, and local laws and regulations. Distillery is subject to governmental regulation regarding such matters as product quality and safety, ingredients, advertising, trade practices, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety, taxes, and the environment. Such laws and regulations, and interpretations thereof, may change, sometimes dramatically, or new laws and regulations may be imposed, as a result of a variety of factors, including political, economic or social events. The need to comply with new or revised laws or regulations, or new or changed interpretations or enforcement of existing laws or regulations, may increase Distillery's costs of compliance and divert Distillery's management's time and attention from strategic initiatives, which may have an adverse effect on Distillery's business, results of operations, and financial condition. Further, if Distillery fails to comply with applicable laws and regulations, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on its business, results of operations, and financial condition. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm Distillery's business or reputation.

Distillery is subject to governmental regulations affecting distilleries. (updated for 2019 Form C-AR)
Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its distillery, Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Distillery is subject to alcohol beverage control regulations that require Distillery to maintain a license that may be revoked or suspended for cause at any time. These

alcohol beverage control regulations relate to numerous aspects of daily operations of the Distillery, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Distillery's ability to conduct business), assessment of additional taxes, interest and penalties, or the imposition of significant fines.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of Distillery's products. If these types of requirements become applicable to Distillery's products under current or future health laws or regulations, they may inhibit sales of such products.

Distillery's licenses are subject to revocation.
Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force Distillery to cease its current operations. Revocation of licensing by a state could force Distillery to cease sales and marketing in that state.

The Company's and Distillery's success depends on the experience and skill of their respective management teams and key employees.
In particular, the Company and Distillery are dependent on Thomas J. Kiefer, Distillery's Chief Executive Officer, Linda S. Losey, Distillery's Chief Operating Officer and Chief Creative Officer, and Robert H. Losey, Distillery's Chief Sales Officer, who together are all the "Class A Members" of the Company in whom management rights and powers reside. There can be no assurance that they will continue to be employed by Distillery for a particular period of time. The loss of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey or any other executive officer or key employee could harm Distillery's and/or the Company's cash flow, business, results of operations, and financial condition.

The success of Distillery is highly dependent upon its ability, in a competitive environment, to attract and retain qualified managers and other personnel.
Distillery's operations could be adversely affected if, for any reason, any of its principal managers, officers, or other key personnel cease to be active within the company. Growth of Distillery will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. The Company does not intend to secure key-man insurance with respect to such key personnel.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company and Distillery are dependent on Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey in order to conduct their operations and execute their business plans, however, neither the Company nor Distillery have purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company's and/or Distillery's business, results of operations, and financial condition.

The Company has indicated that it and Distillery have engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**" for further details.

Distillery's ability to successfully implement its business plan requires an effective planning and growth-management process.

If unable to manage its growth, Distillery may not be able to implement its business plan, and its business may suffer as a result. The Company expects that Distillery will have to expand its business to address potential growth in the number of customers and markets, expand its product offerings, and pursue other market opportunities. The Company expects that Distillery will need to continue to improve its operational and financial systems, procedures, and controls, and will need to expand, train, and manage its workforce. The Company can give no guarantee that Distillery will be successful in these efforts.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The proceeds of the Offering may be insufficient for Distillery's needs. (updated for 2019 Form C-AR)

The proceeds of the Offering have been fully expended. In the event the Company would require additional capital investment or debt financing to fund Distillery's needs, there can be no certainty that the Company would then be able to obtain any such funding. Further, the sale of additional equity interests in the Company may dilute Securities sold pursuant to the Offering.

Market conditions may make raising future capital difficult.

In the relatively recent past, the domestic and international economies have faced turbulent times with credit markets severely contracting, thus making traditional financing difficult, if not impossible, to secure. A significant downturn in the national or global economy may cause a general disinclination to invest in companies such as the Company. Consequently, investors may be reluctant to invest in the Company in the event of the need for additional financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, the Company may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company, making debt service and borrowing more difficult or financially unsustainable.

Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the

Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Because Distillery's business is somewhat seasonal, adverse events during its busiest season could materially affect Distillery's financial performance as a whole. (updated for 2019 Form C-AR)

Distillery has, in the past recognized its highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of its and the Company's fiscal year. With the closing of the tasting room and the focus on the MixAlchemy brand of canned cocktails, it is now anticipated that the busiest season will be in the summer. In anticipation of this summer selling season, Distillery purchases substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, or unanticipated adverse weather could result in lower-than-planned sales during the summer season and result in the liquidation of excess seasonal merchandise at unanticipated markdowns. Such events would adversely affect Distillery's sales, operating results and financial condition.

Distillery's business may be adversely affected by unforeseen events. (updated for 2019 Form C-AR)

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, wherever occurring, could disrupt Distillery's supply chain or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for Distillery's products or make it difficult or impossible to obtain ingredients or supplies from Distillery's suppliers. Extreme weather conditions in the area in which Distillery's production building is located, or in markets where retailers of Distillery's products have stores, could adversely affect Distillery's business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for customers to travel to retailer's stores and thereby reduce Distillery's sales and profitability.

Decreases in discretionary consumer spending may have an adverse effect on Distillery.

The products Distillery offers are products that consumers are likely to view as discretionary items rather than necessities. As a result, Distillery's results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Factors such as availability of consumer credit, consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and Distillery's business, results of operations, and financial condition.

Risks Related to the Securities

The Securities are "restricted securities" and will not be freely tradable under federal securities law until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each holder of the Securities should consult with his or her attorney. There is a lack of public market for, and liquidity in, the Securities.

The Securities have not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction and, accordingly, the Securities are "restricted securities" and cannot be offered, sold, or otherwise transferred, encumbered, or hypothecated in the United States unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. Holders of the Securities will have no rights to require registration of the Securities under the Securities Act or other securities laws, and it is not currently contemplated that registration will be effected. There is not now and likely will not be a public market for the Securities and holders of the Securities may, therefore, find it difficult or impossible to liquidate their investment when desired. Restrictions or difficulties in transferring the Securities may adversely affect the price that a holder might be able to obtain in a private sale of the Securities.

There can be no assurance that we will ever provide liquidity to holders of the Securities through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for holders of the Securities. Furthermore, the Company may be unable or unwilling to register the Securities for resale by holders of the Securities for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, holders of the Securities could be unable to sell their Securities unless an exemption from registration is available.

There is no certainty that holders of the Securities will realize a Return on Investment.
There is no assurance that a holder of the Securities will realize a return on its investment or that it will not lose its entire investment.

Units of Class B LLC/Membership Interests available for future issuance may dilute your investment.
Dilution is the reduction in the percentage of ownership represented by a unit of LLC/Membership Interests that results from the issuance of additional units. For example, if an LLC had 100 units issued, each unit would represent ownership of 1% (1/100) of the LLC, but the issuance of an additional 100 units would decrease the ownership percentage to 1/2% (1/200) per unit. The Company's Operating Agreement attached as Exhibit B to the Company's Form C authorizes two hundred thousand (200,000) units of Class A LLC/Membership Interests and two hundred thousand (200,000) units of Class B LLC/Membership Interests. All two hundred thousand (200,000) units of the Class A LLC/Membership Interests are issued and outstanding, and nineteen thousand seven hundred (19,700) units of the Class B LLC/Membership Interests are issued and outstanding pursuant to the Offering. In the aggregate, the Company has two hundred nineteen thousand seven hundred (219,700) units of LLC/Membership Interests (both Class A and Class B) issued and outstanding after finalization of the Offering. The Company may, at a later date, issue the balance of the authorized units of Class B LLC/Membership Interests (approximately 180,300 units – as to which the "Class B Members" (being the holders of Class B LLC/Membership Interests) do not have preemptive rights), which additional units would dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by holders of the Securities under the Offering, and accordingly dilute the percentage of distributions to which they would be entitled. Further, the Company could authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date. The availability of any of such units and their potential future issuance may be dilutive and could

adversely affect the value of the Securities.

Distributions to Holders of the Securities upon liquidation and dissolution may be limited or restricted by legal requirements that adequate provision or reserve be made for creditors of Distillery or the Company, as the case may be.

Upon dissolution of Distillery, proceeds from the liquidation of assets will be available to the Company only after the satisfaction of all other claims on Distillery and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of Distillery. Similarly, upon dissolution of the Company, proceeds from the liquidation of assets will be available to the Company members (on the basis specified in the Company's Operating Agreement attached as Exhibit B to the Company's Form C) only after the satisfaction of all other claims on the Company and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of the Company. Hence, the ability of holders of the Securities to recover funds invested in the event of dissolution and liquidation will depend upon the proceeds of liquidation and the claims to be satisfied.

Distributions may be insufficient for tax purposes.

The Company is taxed as a partnership. Accordingly, income and gains will be passed through to the Company members (whether Class A or Class B Members) on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

The Company is subject to audit by the Internal Revenue Service, which could impact a Purchaser's tax returns and tax liability.

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each member's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the members from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a member's individual income tax return, which may lead to adjustments other than those related to ownership of the Securities.

The Class A Members are small in number and will continue to control the Company; Class B Members will not participate in management.

Except as otherwise expressly provided in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, only Class A Members (as contrasted with Class B Members, including holders of the Securities) have the right to vote on, and otherwise participate in, the management of the Company and its business, including the management of its wholly-owned subsidiaries, Distillery and Holdings, and their respective businesses. All the authorized Class A LLC/Membership Interests in the Company have been issued to and are held by the following Class A Members: Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey. Accordingly, the Class A Members will continue to be able to control the Company, with the power and authority to make both strategic long-term and day-to-day operational decisions regarding the Company, Distillery, and Holdings, and their respective businesses. Some or all of the Class A Members may have interests that are different from yours, and they may support proposals and actions with which you may disagree. Holders of the Securities are Class B Members in the Company and have no rights to participate in its management or operation except as otherwise expressly set forth in the Company's Operating Agreement.

The Class A Members shall generally not be liable to holders of the Securities.
The Class A Members shall be liable to holders of the Securities for losses, damages, costs, and expenses only to the extent mandated by the Company's Operating Agreement attached as Exhibit B to the Company's Form C and applicable law. The Operating Agreement provides that none of the Class A Members shall be liable or responsible to the Company or any member or interest holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or any manager by the Operating Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful misconduct, a knowing violation of law, or an intentional breach of the Operating Agreement. Further, the Operating Agreement may require indemnification of the Class A Members in certain or most circumstances, which indemnification could deplete the Company's cash available for general operations and growth.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, and general financial condition.

The Company may redeem the Securities from Holders of the Securities.
As provided and on the terms and in the limited situations set forth in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Company may redeem and purchase back from holders of the Securities any Securities issued under this Offering without further consent or approval of the holders.

The Securities are subject to Drag-Along Rights.
Pursuant to provisions of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have Drag-Along Rights. For purposes of this provision, "Drag-Along Rights" means that, in the event the Class A Members elect to sell all of the Class A LLC/Membership Interests to an unrelated, unaffiliated, bona-fide third party (an "Acquirer") on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Securities to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation

and consummation of any such sale or other transfer.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

BUSINESS

Description of the Business

Bloomery Investment Holdings, LLC

General

The Company was organized on September 22, 2014, as an at-will, member-managed limited liability company under the laws of the State of West Virginia by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company is a holding company and holds all the membership interests in two other West Virginia limited liability companies – Holdings and Distillery. The Company conducts no business or operations of its own and is dependent upon the operations and earnings of its wholly-owned subsidiaries, Holdings and Distillery, for the Company's revenue. Holdings and Distillery are discussed further below.

Business Plan & Financial Information

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery (discussed below under the part entitled "Bloomery Distillery LLC" below and attached to the Company's Form C as Exhibit C, as updated by Exhibit A to this Form C-AR) is presented herein as the relevant business plan.

Attached to this Form C-AR as Exhibit B are the Company's financial statements certified by its principal executive officer.

Management

The Company is, and will continue to be, managed by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey, who hold all the Company's Class A LLC/Membership Interests. Such persons have significant experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Exempt Offerings Conducted within Prior Three Years

From May 16, 2016 through September 15, 2016, the Company conducted a prior exempt offering under Section 4(a)(6) of the Securities Act and Regulation CF. Such offering concerned Class B LLC/Membership Interests substantially similar in rights as the Securities offered under the Offering. Such offering terminated without the sale of any securities.

From October 17, 2016 through January 27, 2017, the Company conducted the Offering pursuant to which the Securities (being Class B LLC/Membership Interests) were sold, which offering was conducted under Section 4(a)(6) of the Securities Act and Regulation CF. Such offering resulted in the sale of 19,700 units of such Class B LLC/Membership Interests at an aggregate price of $197,000. The net proceeds of the Offering were provided to Distillery and used for the purposes set forth in the Company's Form C in the section entitled "**USE OF PROCEEDS.**"

Bloomery Plantation Holdings LLC

*General*

Holdings was organized on January 26, 2011, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Thomas J. Kiefer and Linda S. Losey subsequently transferred all their membership interests in Holdings, together with their respective membership interests in Distillery and the separate transfer by Robert H. Losey of his membership interests in Distillery, to the Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Holdings.

Holdings owns the following real property situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125', upon which is located a production/warehouse facility, situated at 322–324 Mildred Street, Charles Town. The 12.00 acre tract is leased to Distillery and was the site of Distillery's business operations and tasting room. The Mildred Street lots are leased to Distillery and are used by Distillery as a bonded warehouse and production facility. The asset value of the properties is reflected in the Company's balance sheet included in its Financial Statements attached hereto as Exhibit B.

Holdings directly receives no payments under the leases, pursuant to which Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the following paragraph), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

*Liabilities & Encumbrances*

The 12.00 acre tract is encumbered by: (i) a deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $363,000, which deed of trust is recorded in the Office of the Clerk of the County Commission of Jefferson County, West Virginia, in Trust Book 1964, at

page 659; and (ii) a credit line deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $150,000, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1964, at page 667. This tract which houses the tasting room and farm is being sold to generate funding and reduce debt. The Mildred Street lots are encumbered by a deed of trust dated December 27, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $132,750, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1990, at page 68. All such indebtedness is discussed below under the part entitled "Bloomery Distillery LLC" below.

Management

Holdings is managed by the Company.

Bloomery Distillery LLC

General

Distillery was organized on December 21, 2010, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Robert H. Losey became a member of Distillery in 2014. Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey subsequently transferred all their membership interests in Distillery, together with their respective membership interests in Holdings, to the Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Distillery.

On November 1, 2018, Distillery changed its name and address with the State of West Virginia and federal regulatory agencies from Bloomery Plantation Distillery, LLC, 16357 Charles Town Road, Charles Town, WV 25414 to Bloomery Distillery, LLC, 322-324 N. Mildred Street, Charles Town, WV 25414.

The Distillery closed its retail tasting room and farm operations on November 24, 2018 and transferred all of its production and operations to the 322-324 N. Mildred Street location. As of January 2019 the Distillery is no-longer classified as a mini-distillery and is approved as a full Distillery by the State of West Virginia.

Distillery is a distilled spirit manufacturer and merchant wholesaler. Distillery is in the early stages of conducting operations.

Distillery produces world-class liqueurs that are used in its MixAlchemy brand of premium canned cocktails. Its all natural, award-winning SweetShines are made by hand, from 190 proof corn liquor, pure cane sugar, and farm-fresh ingredients. The finished Sweetshine products range in proof from 8 to 70. Distillery currently produces 6 Sweetshine liqueurs: Limoncello, Raspberry Lemon, Hard Lemonade, Ginger Shine, Black Walnut, and seasonal Pumpkin Spice. These six SweetShines are then used in the production of 5 MixAlchemy SKUs: Moscow Mule, Tuscan Lemonade, Ruby Red Grapefruit Crush, a Big Shot in a Little Can and Seasonal

Pumpkin Apple Crisp. The Moscow Mule, Tuscan Lemonade, Ruby Red Grapefruit Crush and Seasonal Pumpkin Apple Crisp range in Alcohol by Volume (ABV) from 9-14% and are produced in 250 ml aluminum cans and sold at retail in a quad pack or 1000 L. The Big Shot in a Little Can is 35% +/- ABV and sells retail in a single 100 ml PET can with a wide mouth aluminum top.

Distillery opened as a mini-distillery in the agri-tourism industry in September 2011. The mini-distillery was located two miles east of Charles Town, WV, situated on a 12-acre parcel of land where Distillery grew farm-fresh ingredients, including ginger, raspberries and lemons. Production and retail sales took place in a two-story 50' x 16' pre-civil war, historic log cabin on the property. This property is currently listed for sale.

As the Distillery shut down its retail and farm operations, the company changed its focus of bottling SweetShine to canning ready-to-drink canned cocktails, while still staying true to its core mission of producing all natural products. With a change in operations, the Distillery now cans its SweetShines as all natural, ready-to-drink canned cocktails under the MixAlchemy brand. The Distillery is now solely focused on selling wholesale.

The shift in operations from bottling to canning also came with a change in distribution. The second largest distributor in America, Republic National Distributing Company (RNDC) approached the Distillery to represent its MixAlchemy brand, starting in the State of Maryland and expanding into other markets as success is proven in the local market. In order to permit increased sales, Distillery will scale production accordingly.

Business Plan & Financial Information

Distillery's original Business Plan, current as of October 2016, which set forth in significant detail Distillery's business plans and objectives as of the time of the Offering, is attached as Exhibit C to the Company's Form C and incorporated by reference. Attached to this Form C-AR as Exhibits A and B, respectively, are (i) a summary of the significant changes to Distillery's business model in 2018 and its updated Business Plan (which supersedes the original Business Plan), and (ii) the Company's financial statements certified by its principal executive officer. Said financial statements reflect Distillery's operations and financial results through YE 2018.

Distillery currently has cash flow and liquidity problems. Cash flow is limited due to growth and expansion. The proceeds of the Offering were intended to provide the needed cash flow to permit Distillery to reach a break-even point and profitability. Those objectives have not yet been achieved.

Distillery currently operates at a loss. Distillery incurred large losses in 2013 due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, hiring additional employees to scale production and expand tasting room sales, and renovating a new facility. The expenses of rebranding and facility renovation were one-time expenses that will not recur. Distillery continued to incur losses in 2014, but such losses were substantially less than the losses incurred in 2013.

At the end of 2014, Distillery led a lobbying effort to amend West Virginia laws that allowed the WV Alcohol Beverage Control Administration ("ABCA") to collect a 28% markup fee on product purchased from the tasting room, additional fees on cases of product, and an additional 10% Market Zone Tax paid by Distillery and distributed by the State to local liquor stores. The lobbying efforts were successful. The amended laws became effective on June 12, 2015 and reduced the 28% mark up fee to 5%, reduced and/or eliminated the fees on cases of product, and decreased the Market Zone Tax from 10% to 2%.

However, Distillery temporarily closed its tasting room for two months in 2015 while it challenged the ABCA's authority to collect the subject fees and lobbied for a legislative remedy with fans' grassroots support. Although the laws were changed in its favor, Distillery lost sales during closure of the tasting room, which is reflected in its 2015 revenue. Distillery's financials reflect Distillery having to pay in 2015 the difference for the months of November and December 2014 between the price at which tasting room product was sold to ABCA and the marked-up price at which Distillery repurchased the same tasting room product from ABCA, which payments were deferred pending finalization of the legislative changes in June 2015. In spite of closure for several months and negative public perception that Distillery was permanently closed, Distillery still surpassed its 2014 sales by a slim margin. Distillery originally anticipated that it would reach its original break-even point in May 2017 with the proceeds of the Offering fueling the national growth of the brand. Due to delays in receiving the proceeds of the Offering, Distillery was forced to delay the commencement of marketing efforts, which hindered achieving break-even status. Under the retail tasting room model, the Distillery projected to reach its break-even point of $920,000 by December 2018. The Distillery hit $895,000 in sales by November 24, 2018, when it closed retail operations, and did not have income coming in for the remainder of the year.

Under the new model of straight wholesale sales, The Company projects that Distillery will be profitable when its revenues total approximately Six Hundred Two Thousand Dollars ($602,000).

Distillery's business model relies on the continued growth and success of its new MixAlchemy brand and products, as well as the creation of new additional and seasonal products. The markets and industry segments in which Distillery offers its products are highly competitive. Distillery utilizes its marketing and online presence to engage its customers and provide them with fun adventurous situations in which to pack and enjoy a ready-to-drink canned cocktail. We believe Distillery must continue to provide new, innovative products and branding to the consumer in order to grow its business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We also believe a high-quality buying experience with knowledgeable salespeople who can convey the value of Distillery's products greatly enhances its ability to attract and retain customers. Therefore, in addition to providing the best canned cocktails, Distillery's strategy also includes building and expanding its base of retail stores and its third-party distribution network to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development ("R&D"), marketing and advertising is critical to the development and sale of Distillery's products. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

Although Distillery has achieved significant milestones with its business, an unprecedented sweep at the 2019 San Francisco World Spirit Competition with its four current canned cocktails, named the #1 Distillery in the US by *Yelp* and *Travel and Leisure Magazine*, Double Gold at the 2015 San Francisco Spirit Award Competition, and being named as one of *Entrepreneur Magazine's* Best Entrepreneurial Companies in America in 2015, it is not yet profitable. Distillery has faced many challenges along the way, but continues to move forward. We believe that Distillery still has a promising future, terrific products, and an amazing team, but its resources continue to be stretched to the limit.

Distillery's Products

Product	Description	Current Market
Bloomery SweetShine	All natural, farm-fresh liqueurs, ranging in proof from 8° to 70°.	Used in the production of MixAlchemy Canned Cocktails
Bloomery MixAlchemy	All natural, premium ready-to-drink canned cocktails	MD, DC, WV

Distillery currently sells five (5) flavors of Bloomery MixAlchemy: Moscow Mule, Tuscan Lemonade, Ruby Red Grapefruit Crush, Seasonal Pumpkin Apple Crisp and a Bourbon Big Shot in a Little Can. Distillery currently has three (3) new products in development.

The Distillery distributes Bloomery MixAlchemy wholesale to alcohol distributors in non-control states, such as MD and DC, and directly to the State Liquor Boards in control states, such as WV.

Sales

Until May 2013, all Distillery's sales occurred at its on-site tasting room, which was open to the public just two days per week. In 2014 two additional days per week were added. Distillery commenced off-site distribution of its SweetShine products in May 2013, and had sales and distribution throughout West Virginia, Virginia, Tennessee, Maryland, New York, Pennsylvania, Massachusetts, Rhode Island, New Hampshire, New Jersey, and the District of Columbia. In November 2018 the Company closed its retail tasting room in WV and ceased distribution with all of its state distributors, to focus on transitioning over to the production of its MixAlchemy canned cocktail line. In February 2019 the Distillery commenced off-site distribution of its MixAlchemy products in Maryland through Republic National Distribution Company (RNDC), the second largest distributor in America. In April 2019 the Distillery began distributing its MixAlchemy line in WV through the West Virginia Alcohol Control Board and in DC through RNDC.

Distillery has no major sales contracts.

Distillery's sales for its most recent fiscal year completed (i.e., Calendar Year 2018) totaled $895,052. The Company projects that Distillery will reach the new break-even point of $602,000 by February 2021.

<p align="center">*Supply Chain & Customer Base*</p>

Distillery purchases ingredients, including 190 proof corn liquor, from various suppliers. Distillery has not entered long-term contracts for such ingredients and instead purchases such items on the open market. Distillery generally believes and has found that its ingredients are fungible goods that are available in the required high quality and in sufficient quantities from multiple vendors on the open market. However, a number of all natural ingredients are currently obtained from single or limited sources. Raw agricultural ingredients used by Distillery, including those that are available from multiple sources, are at times subject to shortages and significant pricing fluctuations that could materially adversely affect Distillery's financial condition and operating results.

At present, the only supply that Distillery obtains from an exclusive source is its 100 ml PET cans, which are purchased from a supplier in China. Distillery intends to continue to procure its PET cans from that sole source.

Distillery's customers tend to be educated foodies who appreciate knowing from where their food and drink comes. Distillery's distributor sells to liquor stores who support the American craft distilling movement.

<p align="center">*Liabilities*</p>

Distillery is primarily liable under the following four (4) loans, all of which are current:

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/18)	$299,794
Interest rate and payment schedule	4%, 240 monthly payments of approximately $2,210.
Amortization schedule	6 months of interest followed by 240 payments of $2210.72 with any unpaid interest and principal due at time of maturity
Describe any collateral or security	First lien deed of trust on property located at 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 1, 2033

Type of debt	Line of credit
Name of creditor	United Bank
Amount outstanding (as of 12/31/17)	$149,382
Interest rate and payment schedule	4% floor, the outstanding principal balance of the loan will be **payable in full on demand or at maturity**, whichever occurs first. **Loan will mature in 12 months and will be reviewed for renewal.**
Amortization schedule	Payments of interest due monthly
Describe any collateral or security	2nd liens on 38 and 43 Cedar Knoll, Cockeysville, MD 21030 (property of Tom Kiefer); 2nd lien on 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 22, 2017

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/18)	$105,270
Interest rate and payment schedule	Interest will accrue on the outstanding principal balance of the loan at the rate of 4.75% per year for the first five years. For the remainder of the loan the rate will adjust to 1% above the highest NY Prime Rate.
Amortization schedule	The loan will be payable in 6 months of interest only followed by 240 monthly payment of $862.52.
Describe any collateral or security	First lien deed of trust on property known as 322-324 N. Mildred Street, Charles Town, WV 25414
Maturity date	January 16, 2034

Type of debt	Vehicle Loan
Name of creditor	Ford Motor Credit

Amount outstanding (as of 12/31/18)	$21,936
Interest rate and payment schedule	0%, $592.87 every month through January 5, 2022
Describe any collateral or security	2016 Ford C-Max Energi
Maturity date	January 5, 2022

In addition to the loans referenced above, the Company carries various short term debt (consisting of credit card debt, taxes, etc.) totaling approximately $237,347. All such debt is current.

While not actual debt, Preferred Returns due Class B Members (as discussed in paragraph (b) of the part entitled "*Rights and Obligations*" of the subsection entitled "**The Securities**" of the section entitled "**CAPITALIZATION AND OWNERSHIP**" of this Form C-AR below), in the total amount of $18,242.74, are reflected as long term debt in the Company's financial statements attached hereto as Exhibit B.

Prior to the organization of the Company and the Class A Members contributing their interests in Distillery and Holdings to the Company as capital contributions for their respective Class A Membership Interests, (i) the Class A Members made additional capital contributions to Distillery by personally assuming, collectively, debt of Distillery with a principal balance of $595,385.14, with Holdings thereby being released from the liability, (ii) Linda S. Losey made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally; and (iii) Thomas J. Kiefer made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

Legal Proceedings

As of the date of this Form C-AR, none of the Company, Distillery, or Holdings is a party to any litigation or administrative action that, to the knowledge of the Company, could materially affect its respective operations. Further, the Company is not aware of any threatened (whether on writing or otherwise) litigation or administrative action that may have a material effect upon the Company's, Distillery's, or Holdings' respective business, financial condition, or operations.

No petition for bankruptcy, receivership, or similar proceedings has been filed by or against the Company, Distillery, or Holdings.

Competition

Over one thousand six hundred (1600) craft distilleries currently exist in the United States, the vast majority of which concentrate on distilling traditional spirits, like vodkas, whiskeys, and bourbons. To date there are approximately 40 canned cocktail makers in America, and the category is rapidly expanding.

The majority of the manufacturers in the ready-to-drink category have started solely as canned cocktail makers. Of the 1600 craft distilleries, like Bloomery, 17 have ventured into the canned cocktail manufacturing business. The advantage these craft distillers have over their competitors is that the craft distillery produces the spirits that are used as the base in the canned cocktail. These craft distilleries can control flavor and costs, source ingredients and navigate the regulatory agencies with general ease due to their experience in the distilling industry. Bloomery is taking its experience and award-winning SweetShine flavors and turning them into an all natural, award-winning line of canned cocktails, MixAlchemy.

A recent trend to watch in the canned cocktail industry is the emergence of "Brewstilleries" - craft beer manufacturers who are also now making spirits for their own canned cocktails. They have a major manufacturing advantage over all of their competition in this industry in that they have an existing canning line ready to go for scaling production, as well as the knowledge of running a canning business.

Distillery is competing on price, with a focus on taste, flavor profile, awards, existing customer fan base, product integration, branding and intellectual property.

A small core of the ready-to-drink canned cocktail competition in the alcohol beverage industry includes products owned by multinational corporations with significant financial resources. These large competitors can use their resources and scale rapidly to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the all natural, "no artificial anything," quality of our products is the critical factor for the success of our company. Price, product quality, performance, value and packaging are also important differentiating factors.

Management

Distillery is managed by the Company. The Company has appointed the following persons as the indicated officers of Distillery:

Thomas J. Kiefer – Chief Executive Officer

Linda S. Losey – Chief Operating Officer & Chief Creative Officer

Robert H. Losey – Chief Sales Officer

Such officers have experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4445291	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	SweetShine	October 3, 2012	December 3, 2013	US
4480023	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	Bloomery SweetShine	February 1, 2013	February 11, 2014	US
87840350	IC 033. US 047 049. G & S: Alcoholic beverages, namely, prepared alcoholic cocktails; Alcoholic cocktail mixes; Alcoholic cocktails in the form of non-chilled gelatins; Pre-mixed alcoholic beverages, other than beer-based; Prepared alcoholic	MixAlchemy	March 19, 2018	January 1, 2019	US

	cocktail.			

Innovation by Distillery's R&D operations is very important to its success. Our goal is for Distillery to discover, develop and bring to market innovative products that address major unmet consumer needs. However, Distillery does not expend a significant amount of capital for R&D as its products generally comprise four simple ingredients: 190° corn liquor, water, sugar, SweetShine and fresh squeezed juice. Distillery spent on R&D $982 in 2015, $9 in 2016, and $3,815 in 2017 for the introduction of a new complex flavor and minis (50 mls). In 2018, Distillery spent $48.21 on R&D.

Real Property

Distillery leases its current business facilities, set forth in the following chart, from Holdings. Under the leases, Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the *"Liabilities & Encumbrances"* paragraph in the part entitled "Bloomery Plantation Holdings LLC" above), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises.

Property Address	Own or Lease	Description
16357 Charles Town Road Charles Town, WV 25414	Leased from Holdings	The tasting room and farm property is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains. This property is currently for sale.
322-324 N. Mildred Street Charles Town, WV 25414	Leased from Holdings	Our 2400 sq. ft. single story production and warehousing facility was recently rehabbed and opened in November 2015.

Governmental/Regulatory Approval and Compliance

As a distillery, Distillery is subject to extensive federal, state and local laws and regulations, which laws and regulations are subject to change from time to time. Distillery, and the labeling of its cans, is regulated and licensed by the federal Alcohol and Tobacco Tax and Trade Bureau of the Department of the Treasury ("TTB"). Distillery's production operations are regulated and licensed by the state of West Virginia, and its sales and marketing activities are regulated and licensed by the various states in which it markets products. The Federal Permit does not need to be renewed every year, but the WV Distillery License is renewed annually. Additionally,

Distillery is required to provide periodic reports regarding production, warehousing, sales, and tax matters to governmental regulators.

Distillery's licenses and permits may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that Distillery's conduct violates applicable regulations. Changes in laws, regulations and related interpretations, including changes in taxation requirements and increased enforcement actions and penalties may alter the environment in which Distillery does business.

The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Distilled Spirits	TTB	Basic Permit	May 22, 2011	July 8, 2011
Distilled Spirits	WV	Distillery	December 7, 2018	January 25, 2019

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company. Such expenditures were approximately $0 for 2018. No material change is expected in fiscal year 2019.

Other

The address of the Company's principal place of business, and its production and warehousing facility is 322-324 N. Mildred Street, Charles Town, WV 25414.
The Company's telephone number is 304-725-3036.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Bloomery Distillery	Limited Liability Company	WV	December 21, 2010	100.0%
Bloomery Holdings	Limited Liability Company	WV	January 26, 2011	100.0%

MANAGEMENT, OFFICERS AND EMPLOYEES

The Company is managed by its members in accordance with the provisions of its Operating Agreement. Except as otherwise expressly stated in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company and to transact business on its behalf within the scope of the Operating Agreement. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The Class B Members shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

The only Class A Members are Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company, being the sole member of Distillery, has appointed the following officers of Distillery pursuant to Distillery's Operating Agreement: Thomas J. Kiefer – Chief Executive Officer; Linda S. Losey – Chief Operating Officer & Chief Creative Officer; and Robert H. Losey – Chief Sales Officer.

The Class A Members, and the Officers of Distillery, are listed below along with all positions and offices held at the Company and Distillery, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications. Additionally, see Distillery's Business Plan attached as Exhibit C to the Company's Form C and the résumés attached thereto:

Name
Thomas J. Kiefer

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Executive Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Bloomery Distillery
Responsibilities: To carry out Distillery's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of Distillery's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

Tom has been, from 8/2016 to present, the Chief of the Bureau of Engineering and Construction for Baltimore County, which has $600 million capital budget and 109 employees. Previously from 7/31/06 to 8/16, Tom was the Chief and Operations Manager of Baltimore County, Maryland's Bureau of Utilities, which has a $15 million operating budget and 570 employees. In these positions, he has been responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization.

Education
- Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states (MD, DE)
- 1991 - Wilmington College, Masters of Business Administration
     Gould Award - academic excellence and commitment to students and college mission
- 1978 - Virginia Tech, Bachelor of Science, Civil Engineering
- Certified Safety Manager, ASSE Construction Contract Administration, University of Wisconsin Construction Claims Avoidance, ASCE

Name
Linda S. Losey

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Operating Officer and Chief Creative Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, CCO of Bloomery Distillery,
Responsibilities: To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of Distillery, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day-to-day operations of the facility. Linda also works closely with Rob in the overall marketing and sales efforts of the company.

Education
- 1990 - Nazareth College, M.S. in Education, graduated with High Honors
- 1989 - Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
- 1984 - Jamestown Community College, A.A. in Psychology

Name
Robert H. Losey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Holder of 20% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Sales Officer of Distillery, 2/1/12 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CSO of Bloomery Distillery
Responsibilities: To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

Education
- 1982 - Clarkson College of Technology, Potsdam , NY, Bachelors of Science, Industrial Distribution

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Class A Members
Incurrence of indebtedness	Class A Members
Sale of property, interests or assets of the Company	Class A Members
Determination of the budget	Class A Members
Determination of business strategy	Class A Members
Dissolution/liquidation of the Company	Class A Members

Indemnification

Indemnification is authorized by the Company's Operating Agreement attached hereto as Exhibit B to the Class A Members and any appointed manager for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or such manager by the Company's Operating Agreement or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of the Operating Agreement.

Employees

The Company currently has zero (0) employees. Distillery currently has six (6) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Securities Issued Prior to Offering	
Type of security	Class A LLC/Membership Interests
Amount outstanding	200,000 Units (of 200,000 Units authorized)

Voting Rights	Except as otherwise expressly stated in Sections 5.1.2 and 8.1 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the exclusive right, power, and authority to manage, direct, and control all of the business and affairs of the Company. All powers of the Company shall be exercised by or under the authority of the Class A Members.
Anti-Dilution Rights	The Class A Members have neither pre-emptive rights nor other anti-dilution rights.

Securities Issued Pursuant to Offering	
Type of security	**Class B LLC/Membership Interests**
Amount outstanding	19,700 Units (of 200,000 Units authorized)
Voting Rights	The Company's Operating Agreement attached as Exhibit B to the Company's Form C provides very limited voting rights to Class B Members. Section 5.1.2 of the Operating Agreement provides Class B Members a limited right to vote on the Company entering an agreement with an affiliate of a Class A Member. Section 8.1 of the Operating Agreement provides Class B Members the right to vote on an amendment to the Operating Agreement.
Anti-Dilution Rights	The Class B Members have neither pre-emptive rights nor other anti-dilution rights.

Ownership

A majority of the Company is owned by a few people. Those people are Thomas Kiefer, Linda Losey and Robert Losey.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (being the Class A LLC/Membership Interests), calculated on the basis of voting power, are listed along with the amount they own.

Name	**Percentage of Class A LLC/Membership Interests Owned Prior to Offering**

Thomas Kiefer	40.0% (80,000 Units)
Linda Losey	40.0% (80,000 Units)
Robert Losey	20.0% (40,000 Units)

Issued and outstanding Class A LLC/Membership Interests total 200,000 units. Issued and outstanding Class B LLC/Membership Interests total 19,700 units. Hence, all issued and outstanding LLC/Membership Interests (both Class A and Class B) total 219,700 units (200,000 Class A + 19,700 Class B). Accordingly, after closing, Class B Members will own, collectively, 8.966773% (19,700/219,700) of all the LLC/Membership Interests (both Class A and Class B). After closing, each individual unit of the Class B LLC/Membership Interests will represent 0.000455% (1/219,700) of all the LLC/Membership Interests (both Class A and Class B).

The Securities
The Company's organizational documents, its Articles of Organization and its Operating Agreement, are attached as Exhibit A and Exhibit B, respectively, to the Company's Form C.

The Securities sold pursuant to the Offering are nineteen thousand seven hundred (19,700) units of Class B LLC/Membership Interests in the Company of the total two hundred thousand (200,000) of such units authorized under the Company's Operating Agreement. As of the date of this Form C-AR, such nineteen thousand seven hundred (19,700) units are the only Class B LLC/Membership Interests issued and outstanding. Accordingly, an additional one hundred eighty thousand three hundred (180,300) units of Class B LLC/Membership Interests remain available for issuance under the terms of the Operating Agreement.

In addition to the Class B LLC/Membership Interests, there are two hundred thousand (200,000) units of Class A LLC/Membership Interests in the Company that are authorized, all of which are issued and outstanding. No distributions have previously been made by the Company with respect to the Class A LLC/Membership Interests.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of units of the LLC/Membership Interests (whether Class A or Class B). The holders of units of the Class A LLC/Membership Interests determine when and how distributions are made. Particular rights of holders of the Securities are discussed in the paragraph entitled "**Rights and Obligations**" below.

The Company will not be required to make special minimum tax distributions to holders of LLC/Membership Interests (whether Class A or Class B), in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Return on Investment
The Company does not state a return on investment ("ROI") for the Securities because it would be entirely based on speculation. ROI will depend upon various factors including: when and to what extent Distillery becomes profitable; whether Distillery makes distributions to the Company; and when and to what extent the Class A Members determine that the Company

should make distributions. We cannot project any of those items with any certainty. If made, distributions will be made as set forth in the paragraph entitled "***Rights and Obligations***" below. While the "Preferred Return" discussed in item (b) of said paragraph is a percentage of amounts invested (until those amounts are returned to the investor by the distributions discussed in item (c) of said paragraph), the Preferred Return may not be equivalent to a 10% return because those payments may be deferred into future years.

Allocations

Profit and Loss is allocated among the holders of units of the LLC/Membership Interests in the Company (whether Class A or Class B) as specified in Section 4.2 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C. See said section for further detail regarding allocations.

Rights and Obligations

Holders of the Securities are holders of units of the Class B LLC/Membership Interests in the Company, whose rights and obligations will be governed by the Company's Operating Agreement attached as Exhibit B to the Company's Form C. The following summarizes only certain provisions of the Operating Agreement. Holders of the Securities should read the entire Operating Agreement for complete information concerning the rights and obligations of the members of the Company.

(a)   **The Class B Members are generally NOT entitled to vote upon matters concerning the Company or otherwise participate in management of the Company.** The Class B Members have only the rights to vote upon matters and participate in management as expressly provided under Sections 5.1.2.1 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. See the Company's Operating Agreement, specifically including Section V thereof, for additional information regarding management.

(b)   The Class B Members are entitled to the "Preferred Return" specified in Section 3.3.1 of the Company's Operating Agreement. The Preferred Return is a cumulative, annual return equal to ten percent (10%) of a unit holder's "Unreturned Capital Contributions" (as defined in the Operating Agreement - being the price paid for the holder's units reduced, but not below zero, by the distributions discussed in the following item (c)). No other distributions may be paid to any holders of Membership Interests until the accrued and unpaid Preferred Return for prior years and the then current year is paid.

(c)   Subject to item (b) above, until the "Unreturned Capital Contributions" (as referenced in item (b) above) of all the Class B Members are reduced to zero, distributions by the Company shall be shared as follows: (i) at least fifty percent (50%) to the Class B Members then with Unreturned Capital Contributions, pro rata in proportion to their units, to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in item (d) below. See the Company's Operating Agreement, specifically including Section 4.1.2 thereof, for additional information regarding the distributions.

(d)   Subject to items (b) and (c) above, distributions by the Company shall be made to the Class A and Class B Members, in proportion to the respective units of LLC/Membership Interests held. See the Company's Operating Agreement, specifically including Section 4.1.3 thereof, for additional information regarding the distributions.

(e)   Upon dissolution of the Company, after payment of all debts, liabilities, and other obligations to creditors and allocation of profit or loss in accordance with provisions of the Operating Agreement, the remaining assets of the Company shall be distributed as provided in items (b), (c), and (d) above. See the Company's Operating Agreement, specifically including Section 4.3 thereof, for additional information regarding distributions on dissolution.

(f)   Except as expressly set forth herein and in the Operating Agreement, the units of LLC/Membership Interests in the Company (whether Class A or Class B) are not redeemable, have no conversion rights, and carry no preemptive or other rights to subscribe for or purchase additional units in the event of a subsequent offering.

(g)   Notwithstanding the preceding item (f), as provided and on the terms and in the limited situations set forth in Section 3.3.3 of the Company's Operating Agreement, the Company may redeem and purchase back from holders any units issued pursuant to the Offering without further consent or approval of the holders for a purchase price equal to: (i) the unit holder's "Unreturned Capital Contributions" (as referenced in item (b) above); plus (ii) an interest component equal to fifteen percent (15%), per annum, non-compounded, of the total price paid under this Offering for the units, but with the total interest component not to exceed the total price paid under this Offering, reduced by any Preferred Returns previously paid to the holder. See the Company's Operating Agreement, specifically including Section 3.3.3 thereof, for additional information regarding the Company's redemption right.

(h)   All of the units shall be fully-paid and non-assessable upon receipt of a paid subscription.

Capital Contributions
Neither the Class A nor Class B Members will be required to make additional capital contributions to the Company following the Offering.

Restrictions on Transfer
Transfers of LLC/Membership Interests in the Company are subject to certain restrictions set forth in Section 8.2 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C. See said section for further detail regarding transfer restrictions.

All transfers of LLC/Membership Interests are subject to state and federal securities laws. Pursuant to Section 227.501 of Regulation CF, the Securities sold pursuant to the Offering may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the

Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the Family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Drag-Along Provisions
Pursuant to provisions of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have Drag-Along rights. Drag-Along rights means that, in the event all the Class A Members elect to sell all their units to an Acquirer on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Class B LLC/Membership Interests to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the units of Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation and consummation of any such sale or other transfer.

Withdrawal
The Company is not required to make payments to a Class A or Class B Member upon such holder's withdrawal from the Company.

Voting and Control
Except as otherwise expressly stated in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The holders of the Securities, i.e., the units of the Class B LLC/Membership Interests in the Company, shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

No voting agreements or equity-holder agreements exist among the Class A Members.

Anti-Dilution Rights
The Securities do not have pre-emptive rights or other anti-dilution rights. After the Offering, the Company (by action of the Class A Members) may issue the balance of authorized units of Class B LLC/Membership Interests not sold under this Offering, which additional units would

dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by purchasers of the Securities under the Offering, and accordingly dilute the percentage of distributions to which they would be entitled.   Further, the Company could amend the Company's Operating Agreement to authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date, which interests may be dilutive and could adversely affect the value of the Securities purchased under the Offering.   However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

Modification of the terms of the Securities
The terms of the Securities may be modified by amendment of the Company's Operating Agreement. However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

FINANCIAL INFORMATION

Please see (i) the financial information listed on the cover page of this Form C-AR, (ii) that set forth in the paragraph entitled "*Business Plan and Financial Information***" of the part entitled "**Bloomery Plantation Holdings LLC**" of the subsection entitled "Description of the Business" of the section entitled "BUSINESS" of this Form C-AR above, and (iii) the Company's Financial Statements attached hereto as Exhibit B, in addition to the following information.**

Operations
The Company's financial performance and success is wholly dependent upon the performance of Distillery. Distillery currently has cash flow and liquidity problems. Distillery currently operates at a loss.

As the Company moves forward, we believe that Distillery's prior earnings and cash flows are not indicative of future earnings and cash flows. With a change in product offerings and a change in distribution and by implementing a National Sales and Marketing Campaign to gain market share, we believe these changes will help push brand awareness and recognition on the liquor store shelves, and ultimately to the end consumer. We expect that Distillery should hit its break-even by February 2021, and thereafter be profitable year over year.

The Company expects that Distillery will achieve profitability in the next 24 months or sooner. Currently, Bloomery MixAlchemy is distributed in WV, DC and MD. Distillery's new production facility for canning is up and running. With scalability in place, Distillery's attention in 2019 will be focusing on developing a working partnership with RNDC to move beyond MD and DC. In WV the focus will be on targeting resorts, river riding and adventure centers, along with liquor stores. In addition, in 2020 and beyond, Distillery and RNDC will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX.   Therefore, the focus will be on creating brand awareness and recognition through a cohesive targeted marketing strategy, including digital marketing, point of sale pieces, and media placement.

Distillery currently requires $30,000 a month to sustain operations.

Be advised that the Company's projections, beliefs, and expectations reflected herein are wholly speculative and may be incorrect or inaccurate. Distillery's operations and activities may be unprofitable due to any number of considerations.

Liquidity and Capital Resources

On October 17, 2016, the Company commenced the Offering pursuant to Regulation CF and raised approximately $197,000 (gross of commissions and expenses).

The proceeds of the Offering were necessary to the operations of the Company and Distillery. The Offering proceeds were essential to Distillery's operations. Distillery used the proceeds as set forth in the Company's Form C in the section entitled "**USE OF PROCEEDS**," which was an indispensable element of its business strategy.

Neither the Company nor Distillery had any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past few years:

In 2013, Holdings purchased a 2,400 sq. ft. facility to expand Distillery's production capability and increase operating efficiency. Throughout 2014 and 2015, we worked at rehabilitating the building for Distillery's operation and Distillery moved into it November 2015. Scalability is in place for the implementation of a National Sales and Marketing Campaign.

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes, Trends and Uncertainties

The Company does not currently believe it is subject to any material changes, trends or uncertainties (beyond those uncertainties discussed elsewhere herein).

THE COMPANY'S FINANCIAL STATEMENTS ATTACHED HERETO AS EXHIBIT B ARE AN IMPORTANT PART OF THIS FORM C-AR AND SHOULD BE REVIEWED IN THEIR ENTIRETY.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding Class A LLC/Membership Interests, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Linda Losey and Rob Losey
Relationship to the Company	Linda – Class A Member (40%), COO/CCO Rob – Class A Member (20%), CSO
Total amount of money involved	$1,600.00 per person per two (2) week period
Benefits or compensation received by related person	Compensation for services rendered as officers of Distillery (payable as guaranteed payment in lieu of salary); Paid when funds available
Benefits or compensation received by Company	Linda runs the Operations of the Company. Rob runs the Sales and Distribution side of the Company.

Additionally, the Company has the following related person transactions:

Payable to Related Party
The payable to related party consists of personal credit card debt incurred by a Class A Member for Company expenditures.

Collateral, Personal Guarantees
Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Class A Members have issued personal guarantees on the notes.

Family Employees
Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Conflicts of Interest
The Company is not aware that it has engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements
The Company HAS NOT failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with the Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with the Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLOOMERY INVESTMENT HOLDINGS, LLC



By: Linda S. Losey
Linda S. Losey



and

By: TJ Kiefer
Thomas J. Kiefer

and



By: Robert H. Losey
Robert H. Losey

Being all the Members of Bloomery Investment Holdings, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Date: 4/25/19

Linda S. Losey
Linda S. Losey, Manager & Class A Member



Date: 4/25/19

TJ Kiefer
Thomas J. Kiefer, Class A Member



Date: 4/25/19

Robert H. Losey
Robert H. Losey, Class A Member

INDEX OF DEFINED TERMS

The capitalized terms below used in this document are defined on the corresponding pages indicated.

EXHIBITS

Exhibit A   Summary to Changes in Business Model and Distillery's Updated Business Plan

Exhibit B   Company's Financial Statements

EXHIBIT A

Summary to Changes in Business Model and Distillery's Updated Business Plan

SUMMARY TO CHANGES IN BUSINESS MODEL

In November 2018, the experience at the tasting room and our outstanding award-winning SweetShine liqueurs helped to designate Bloomery as the #1 Distillery in the United States by *Yelp* and *Travel and Leisure Magazine*. But after 7 years of running Bloomery's tasting room and hosting over 100,000 fans from every continent, on November 24, 2018 we closed our tasting room and stopped bottling SweetShine. A number of factors contributed to that decision.

With all of Bloomery's successes and achievements, the West Virginia Alcohol Control Board (WVABCA) had hindered Bloomery's growth, with the State's prohibition laws and arcane practices required of the tasting room. Sunday Sales were not allowed--suppressing 33% of the potential weekend revenue. Tastings had to be free, but Bloomery had to pay the State for every sample given to over 100,000 fans. In addition, initially 10% of the retail revenue that Bloomery generated at the register had to be paid out to three neighboring liquor stores. Bloomery was able to fight that legislation, and finally "succeeded" after five years in getting that reduced to just 2% of its revenue being paid to area liquor stores. The State also took a claim in Bloomery's revenue. Bloomery had to sell its liquor to the State and then buy it back to sell in the tasting room at a 28% mark up. Bloomery fought that legislation for years and finally "won" in getting the markup reduced down to 5%. All of these "wins" came at a cost. In seven years Bloomery never was able to attain profitability in spite of all of its national awards and achievements. As hard as it was, in November 2018 we made the prudent decision to close the tasting room and change our business model.

The one thing that Bloomery has always excelled at is staying beautifully focused and producing stark-ravingly great cocktails—coupled with the explosion in the canned craft cocktail category, we turned our efforts on producing award-winning, all natural canned cocktails. After closing our tasting room in November 2018, and putting that property up for sale to pay down debt, we launched our MixAlchemy line of canned cocktails made with Bloomery SweetShine in February 2019.

Since closing the tasting room and concentrating all resources and efforts to production at the 2400 sq. ft. Charles Town facility, from November 2018- February 2019, we have achieved the following:
- closed the retail side of the business and ceased all bottling operations
- legally changed our name from Bloomery Plantation Distillery to Bloomery Distillery
- changed the registered location to our production facility with the State of WV, WVABCA and the federal regulatory agency governing distilleries, the Tobacco, Tax and Trade Bureau (TTB)
- applied to and was approved by the WVABCA and TTB to be registered as a Distillery rather than a Mini-Distillery to allow for an unlimited increase in production
- registered, and was granted, a new trademark, MixAlchemy, with the United States Patent and Trademark Office
- created a new canned cocktail brand identity and logo, MixAlchemy$^{®}$
- created a new website: SpiritsforAdventure.com

- created five new formulas for canned cocktails and registered them with the TTB
- gained approval on five new labels from the TTB
- created a filling, seaming and labeling line for 250 ml aluminum cans
- created a pasteurization process for filled 250 ml aluminum cans
- created a filling, seaming and labeling line for 100 ml PET plastic cans
- designed and created unique case boxes for point of sale displays and counter displays
- secured the #2 distributor in America, Republic National Distribution Company, to represent the MixAlchemy line
- swept the 2019 San Francisco World Spirits Competition with the new canned cocktails earning a Gold, two Silvers and Bronze medals

As we look ahead to 2020, we are excited at the opportunities that have been unveiled thus far in the first quarter of 2019 and we look forward to updating our investors periodically on the progress of our new "Spirits for Adventure."

DISTILLERY'S UPDATED BUSINESS PLAN



MIX ALCHEMY

PREMIUM CANNED COCKTAILS



2019 San Francisco World Spirits
SWEEP!
Silver
Gold
Silver
Bronze
Tuscan Lemonade
Moscow Mule
Ruby Red
Grapefruit Crush
Big Shot
In a Little Can

Bloomery Distillery
Proprietary and Confidential

Craft Canned Cocktails
A Spirited Trend

April 2019

322-324 N. Charles Street, Charles Town, WV 25414
304-725-3036
www.SpiritsforAdventure.com
Facebook: www.facebook.com/drinkmixalchemy
Twitter: @DrinkMixAlchemy
Instagram: @DrinkMixAlchemy

Bloomery Distillery
Executive Summary

MixAlchemy®: *noun*
1) any seemingly magical process of transforming or combining elements
   into something new,
2) obsessed principally with finding the spirit of life,
3) crafting amazing Spirits for Adventure.

All Natural: We take a stand against boring unadventurous drinking, so we set on a mission to break away from this. For starters we went back, way back, to the way the old timer's used to do it. They would flavor their moonshine with real fruit and sugar for a smoother, more palatable 'shine. Bloomery's all natural SweetShines®, which are the basis for Bloomery's MixAlchemy canned cocktails, are made the way the old timer's used to do it, with a 190-proof corn liquor base, pure cane sugar and all natural ingredients to create award-winning liqueurs. The hand-crafted SweetShine liqueurs are then paired with fresh-squeezed juices and 190-proof corn liquor or premium bourbon, and some bubbles, to create award-winning canned cocktails that are bar-worthy.

Taking these adventure-ready crafted cocktails to the masses is our quest.

Mission: To create high spirits and good cheer wherever we go. We craft experiences that are fun-loving, authentic, refreshing and memorable—from our products to our branding.

Unique Selling Proposition: We are the most awarded farm distillery and craft liqueur maker in America as well as the #1 Distillery in the US as honored by *Yelp* and *Travel and Leisure Magazine*. As the 224th craft distillery in America, we have solely focused on crafting premium cocktails for the past eight years, and now those award-winning cocktails are readily available to grab and go in a can.

Target Market: 23-38 year-old millennials and their babyboomer parents who seek authentic, natural, clean spirited beverages.

Marketing Philosophy: We use a fusion of product and marketing concept philosophies. We believe our customers prefer a premium product that is portable, sustainable and recyclable. We try to attract customers with design, packaging, flavor, awards and effective distribution channels. Our goals are also based on the wants and needs of our target market.

Marketing Efforts: In seven years, we had 100,000 visitors through our tasting room, from every state and every continent. That has resulted in a terrific social media following with over 13,000 Facebook followers, 5,000 Twitter followers, and 10,000 Instagram followers. We actively engage with our customers through all of these channels as well as introduce targeted ads that appeal to new users with similar interests and tastes. Distribution is currently in MD, DC and WV. We support our distribution channels with targeted social media ads, in-store tastings, liquor store mailings, point of sale displays and cooler marketing pieces.

Scalability: Bloomery Distillery plans to expand distribution in harmony with our national distributor's growth goals for our canned cocktails. In order to increase sales, production will scale accordingly. Our team and a new production/warehousing facility are in place, along with a production plan, to achieve goals.

Competition: Canned Cocktails: Of the 1600+ craft distilleries in America producing spirits, there are 14 distilleries making canned cocktails, plus an additional 23 facilities who solely make canned spirit cocktails. That's a total of 37 canned craft cocktail producers in America. As a side note, the big houses are also entering the category as discussed further under "Competition;" there are also 4 imported canned spirit cocktails.

Award-winning: 35$^+$ national and international awards—from taste to branding to marketing.

Intellectual property: SweetShine®, Bloomery SweetShine®, MixAlchemy®

Critical Intersection: When Bloomery Distillery opened its doors eight years ago, we were the 224th craft distiller federally licensed in the US. Today those numbers have exploded to well over 1600. The critical intersection of hand-crafted all natural spirits crossed with portable, ready-to-drink cocktails is appealing to consumers. Consumers crave quality, taste and a little bit of the unusual—like needing to lightly shake each can three times to mix up the all natural goodness for fullest flavor. We fill the niche market of being hand-crafted, sustainable, portable and, well, stark-ravingly good.

Marketplace Void: Cocktails are making a huge comeback, especially with the millennials. They love premium, authentic spirit brands, but they lack the confidence to craft great cocktails. With our award-winning, natural SweetShine® liqueurs, we create classic cocktails with a twist, so they don't have to. Our fans have the confidence that when they open a MixAlchemy can it has the all natural spirits, freshness and flavor our customers have come to adore over the years with Bloomery's ready-to-drink canned cocktails.

Newsworthy:

> 2018 Knoji, a leading online forum for shopping and e-commerce, named MixAlchemy
> 	one of the top 12 Gluten-free Canned Cocktails
> 2017 Taste of the South: 50 Best Where to Meet and Eat
> 2017 Winner's Circle, WV Executive Magazine
> 2017 World Food Championships: Taste of America Featured Brands
> 2015 Named One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine.
> 2015 Flipkey by Trip Advisor named us one of the Best Food Tours Worth Traveling For
> 2015 Tasting Panel Magazine issued a 92 OUTSTANDING Score for our Pumpkin Spice
> 2013: Bloomery is mentioned in the Wall Street Journal Market Watch article by Charles Passey,
> 	http://on.mktw.net/YZvl7y, which emphasizes the growing trend in flavored spirits.

We are capitalizing on the craving for locally sustainable craft distilleries; the yearning for "back to the classics" with simple, clean mixology and the staying trend of canned ready-to-drink craft cocktails.

The Most Awarded Farm Distillery and Craft Liqueur Maker in America

35+ Medals & Awards

One of the Best Distilleries in America

2018 yelp TRAVEL+LEISURE









SIP AWARDS

WINE & SPIRITS WHOLESALERS OF AMERICA

Double Gold
San Francisco World Spirits Competition 2015
BloomerySweetShine Black Walnut









GOOD FOOD awards 2015 WINNER

SAN FRANCISCO WORLD SPIRITS COMPETITION

FOX NEWS

THE TASTING PANEL

Liquor.com

WSJ

Entrepreneur



360 PERFORMANCE INDEX BEST ENTREPRENEURIAL COMPANIES IN AMERICA 2015

Bloomery Plantation Distillery

Crafting Canned Cocktails
A Spirited Trend

A new wave of craft canned cocktail producers are emerging in the U.S. that are revolutionizing the Ready to Drink (RTD) alcohol beverage category. This revolution is helping to erase the past reputation of the artificial, "sickeningly sweet" RTD category. In fact, the explanation "They're too sweet" was the third most common response (21 percent) from consumers who were asked in a recent survey by the global market research agency Mintel about why they don't drink—or don't drink more—RTD alcohol beverages. Also making the list were "They contain too many artificial ingredients" (13 percent) and "They're low quality" (9 percent). A rising interest in and appreciation for good cocktails has created a demand for better canned beverages.

Christopher Osbor states, in his April 2018 article, *Canned Cocktails Are Here To Save You From Shaking & Stirring,* "With this influx of cocktail culture, came a unique problem. If you make amazing cocktails at your establishment or distillery, how do you get them out to people who might live hundred or thousands of miles away? The simple way is by bottling the mixture and selling it as is. But, what if your customers don't want to open a whole bottle of pre-made Negroni or an Old Fashioned? What if they want to add them to a cooler with their favorite canned beer and wine or throw a few cans into a backpack for a day of hiking?" A phenom was born just a little over two years ago, the craft canned cocktail.

In a *SevenFiftyDaily* article by Andrew Kaplan, December 2017, Kevin Roberts, the executive vice president of supplier engagement for the alcohol distributor Breakthru Beverage Group, based in the U.S. and Canada, states, "You have a convenience trend happening, you have a lifestyle thing happening, and then you have this can phenomenon. You put those three together, and then you top it off with a consumer that's blending and bleeding into other categories, and it's a very exciting time for prepared cocktails. But they have to be unique; they have to be high quality. We're definitely seeing the consumer move to more premium prepared cocktail solutions. It's something that we're investing in and that we're really excited about."

The convenience of the RTD cocktail trend is appealing to consumers with busy, "on-the-go" lifestyles. In addition, eliminating the complexity of crafting a good quality cocktail at home and the preparation of purchasing all of the ingredients, especially when entertaining friends, is pushing the trend with millennials and their demand for quality, sustainability *and* convenience. This trend not only appeals to consumers, however, it brings a greater convenience and efficiency to businesses as well. According to David Henkes of market analyst Technomic, "83% of bartenders agree that mixers make their job easier. RTDs earn a greater return in a soft casual dining market by lowering the cost of preparing a drink."

As Kaplan states in his *SevenFiftyDaily* article, "A small restaurant doesn't have to hire a bartender to serve an excellent Bloody Mary with brunch. And a stadium can keep the concession line moving fast by pouring can after can of gin and tonics." This new generation of craft canned cocktails is a way for these bigger venues to save time and money through turnkey convenience. Roberts, of Breakthru Beverage Group, continues, "With the cocktail phenomenon happening in the on-premise, classic cocktails are very trendy," he says. "That's what's in, so why not put a classic cocktail in a can, with natural ingredients, and tap into that?"

A December 2016 report from Mintel, "RTD Alcoholic Beverages," predicted that sales of RTD spirits-based cocktails in the U.S. would rise by 9 percent in volume by 2021. "A turnaround looks to be in the works," the report states, highlighting "product innovation with a craft focus, which can imply quality," along with "ingredient transparency," as being among the trends that led Mintel to forecast strong growth. In addition, according to Euromonitor, the U.S. trails some other countries when it comes to the size of the RTD cocktails market, which possibly hints at how much potential for growth there is. Sales of RTD cocktails in the U.K., for example, were about 2.6 times greater than in the U.S. in 2016. A changing trend from cocktails in bars to canned cocktails is also expected to fuel the market growth in North America, according to *Pre-Mixed/RTD Alcoholic Drinks Market: Global Industry Analysis 2012 - 2016 and Opportunity Assessment; 2017 - 2027.*

The *Global Industry Analysis* further identifies some of the key players in the global liquor industry offering ready to drink or premixed alcoholic beverages include; Diageo plc., Asahi Breweries, Ltd., Suntory Holdings Limited, Halewood International Limited, The Brown-Forman Corporation, Bacardi Limited, Mike's Hard Lemonade Co., Pernod Ricard SA., and Anheuser-Busch InBev SA/NV.

While the big guys are entering the market, it's tough for them to offer the same quality, innovative variety and flexibility that the craft canned cocktail producers offer to their fan base of millennial connoisseurs. The market is wide open there. With approximately 35 spirit-based, craft cocktail producers in the RTD alcohol beverage category in the U.S., there is plenty of room for growth in this revitalized category.

So what is shooting this category wide open? Simply put, the sustainable aluminum can with it's new and improved can liner that alleviates the "canned" taste—allowing the cocktail to pour as fresh as if it were made at your local bar. According to data compiled by Scott McCarty, director of communications and engagement for Ball Beverage Packaging's North and Central America division, "cans represent the future of the beverage market." Just like the craft distilleries who followed the J-curve growth of the wineries and breweries in the '80s and '90s, the same sensation is shaping the spirit based world in canned cocktails. According to Canfest, one of the largest canned beer festivals in the U.S., who just added canned cocktails to their festival menu, states, "Thanks to better ingredients, production and technology, canned cocktails rank among the hottest categories in the spirits trade, following the earlier success of canned craft beer."

In a September 2017 article by Brigid Sweeney, Lifestyle Choice, she states, "The movement began more than a decade ago, when small craft beer brewers wanted a container that would keep out light in order to maintain their brews' flavor and appearance. Winemakers jumped on board for the same reasons—a can, after all, has many of the same qualities as the stainless steel fermentation tanks they use to make their products."
'The trend really exploded because of customer lifestyle," says Sherrie Rosenblatt, vice president of marketing and communication at the Can Manufacturers Institute in Washington, D.C. "It's got the right values for today's consumer: It's easy on the go, it keeps the flavor you're looking for, and it's (more easily) recyclable," she says. Indeed, in a survey of 1,975 people last year, market researcher Nielsen found that 73 percent of drinkers say that easy-to-carry packaging is important and 53 percent care about environmentally friendly packaging. And those figures are higher among millennial imbibers.

Matt Lindner of Crafthouse Cocktails stated in Kaplan's *SevenFiftyDaily* article."...we've definitely recognized the acceptance of the category both for consumers at a retail level and also for on-premise... now we're starting to see hotel in-rooms, concert venues, and sports arenas that see that there's definitely a demand but there's not the ability to execute." And, says Roberts, of Breakthru Beverage Group, the sky may be the limit for this new breed of RTD cocktails. "Based on the consumer—the millennial wanting unique and fresh . . . they want it now . . . this can phenomenon," he says, "I don't see a lot of downside on where the trend is going."

According to Beth Bloom, Associate Director, U.S. Food and Drinks Report, December 2016, "45% of U.S. adults drink RTD alcoholic beverages...26% of category participants report drinking more RTDs in the past year... The category delivers on convenience, with the highest percentage of participants turning to RTDs over other alcohol types because they don't require preparation. Addressing consumption barriers, including the lack of customizability and concerns over sugar/calorie/artificial ingredient totals will be necessary to retain interest."

Considering the active figures for the past few years, the demand for RTD beverages has been quite attractive, specifically in the United States, according to *U.S. RTD Alcoholic Beverages Market Status & Future Forecast—December 2017*.

There's more to this market than just cans though. As a new joint report from *The IWSR* and *just-drinks* puts it, sheer diversity is arguably RTDs' greatest asset. "The sheer diversity of the mixed drinks category in terms of product type and formulation is creating a battleground that transcends traditional drinks sectors," the report states.

A December 2016 article by Ben Cooper, *How RTDs are stealing share from all other categories - Research in Focus,* states, "When looking through the consumer drivers that the report believes will spur growth, it is hard not to find a box RTDs do not tick. Above all, the attraction of the broad pre-mix sector is its ability to attract new consumers into the alcohol market through accessible products, using appealing flavour propositions, brand imagery and packaging.

"Another consumer segment where RTDs score well is female drinkers. For example, while only 30% of Bud Light beer drinkers in the US are women, that figure reaches 65% for the Bud Light-A-Rita beer RTD line extension.

"Particularly welcome is the appeal RTDs offer to millennial consumers, tapping into the demographic's constant quest for new ideas and fresh flavours. Not surprisingly, given what is known about the more exacting requirements of millennial consumers, they are less swayed by line extensions to established brands and more likely to be won over by new, standalone RTDs, such as Beam Suntory's Skinnygirl and A-B InBev's Mixxtail. Such products, the report says, 'have greater appeal for younger, millennial consumers looking for something new beyond the established brands.'"

Poised for the Future

The RTD cocktail category is on the rise. According to IBIS*World* Industry Trends over the past five years, the RTD Mixed Spirit Production industry has grown by 4.2% to reach revenue of $5bn in 2019. In the same timeframe, the number of businesses has grown by 29.5% and the number of employees has grown by 11%. According to the Mintel Group, it's a trend that will continue. The company's December 2017 RTD Alcoholic Beverages report forecasts a 24 percent gain for spirits-based RTD cocktails for the period from 2017 through 2022. Of consumers who reported drinking RTD beverages, 26 percent said they drank more of them over the last year, citing "better selection of flavors," "more premium offerings," and "better selection of craft offerings" as the top three reasons for doing so, which suggests there's a lot of potential in the market for these products. What's more, the report notes, other categories demonstrate that the perception of canned drinks as being of lower quality is changing.

Canned wine, almost unheard of before 2015, now appears on the shelves of wine stores nationwide. Canned craft beers are rapidly gaining in market share against their bottled counterparts. Cans are no longer the territory of mass-market beers alone. According to market research firm Nielsen, off-premise retail sales of prepared cocktails in cans grew more than 56 percent during the 52-week period ending January 26, 2019—and Bloomery is prepared to impact that growth.

With its eye-catching and award-winning labels and SweetShine liqueurs, crafted into authentic, all natural, clean and classic cocktails, Bloomery Distillery stepped into this growing arena in February 2019 with its MixAlchemy® brand of premium, all natural, ready-to-drink canned cocktails. With such offerings as a Moscow Mule, Ruby Red Grapefruit Crush, Tuscan Lemonade and Big Shot in a Little Can that features a premium bourbon, Black Walnut and Ginger SweetShine liqueur cocktail, and a seasonal Pumpkin Apple Crisp cocktail, the company is honoring its past while looking forward to the future.



MixAlchemy
Honest to Goodness Can
TUSCAN LEMONADE
MOSCOW MULE
Ruby Red
GRAPEFRUIT CRUSH
10.4 % ALC/VOL
13.8 % ALC/VOL
11.5 % ALC

MixAlchemy
Pumpkin
Apple Crisp
6.7 % ALC

Seasonal Pumpki
Apple Crisp

Tuscan Lemonade

Mo

Big Shot in a
Little Can
Premium
Bourbon,
Black Walnut
& Ginger
SweetShine®
Liqueurs
BOURBON WHISKEY with BLACK WALNUT & GINGER LIQUEURS
100 ml







Grapefruit Crush

MixAlchemy
TUSCAN LEMONADE
10.0 % ALC/VOL

MixAlchemy
MOSCOW MULE

MixAlchemy
Ruby Red
GRAPEFRUIT CRUSH
10.0 % ALC

Bloomery Distillery
Origin

Tom Kiefer, Bloomery's CEO, who has dual citizenship from the U.S. and Australia, received an invitation to attend his great, great Aunt Mary MacKillop's canonization at the Vatican in 2010. His aunt was being canonized as Australia's first saint, Saint Mary of the Cross. During Tom's and his wife Linda Losey's visit to Italy they were introduced to limoncello. Then they were introduced to hand-crafted limoncello from a restaurant with hospitality and personality. The experience was terrific and memorable. They came home with two of the restaurant's hand-zested bottles. When they realized all but half a bottle had disappeared, they knew they needed to find it on the liquor store shelves in America. Within a month of their return, they bought 22 bottles of limoncello, trying to find the same flavor profile that they experienced in Italy. All of those limoncellos failed to replicate the authentic flavor they so loved and experienced while overseas. So they researched, played and experimented. They came up with a recipe that, in blind taste tests with family and friends, won against all of those 22 bottles of limoncello they had sitting in their liquor cabinet. The logical next steps? Find, on Craigslist, a run down, dilapidated log cabin on 12 acres in Wild, Wonderful, West Virginia. Plant Italian lemon trees, raspberry bushes and Hawaiian ginger. Bring the building back to life. Apply for all of their licenses and make award-winning liqueurs in a 50' x 16' two-story historic distillery and create an awesome, hospitable tasting experience. In less than a year. While Tom and Linda both worked, full-time. Hard? Yes. Worth it? Every penny. Every second. They love what they do and have achieved success in the building of an award-winning distillery and brand and in pulling together an extraordinary, creative, hard-working team who take great pride in all the lives they touch.

The Genesis


BLOOMERY
SweetShine
AN ARTISANAL BLEND OF VICE AND VIRTUE
zestfully luscious
Limoncello
CELLO
Original
Limoncello
fresh lemon
Liqueur
375 ML
MixAlchemy
Honest to Goodness Can
TUSCAN LEMONADE

Bloomery SweetShine® Limoncello Spring 2014	**Bloomery Cello Limoncello Fall 2011**	**Bloomery MixAlchemy® Tuscan Lemonade Summer 2018**

Bloomery Distillery
Milestones

- Opened September 17, 2011
- First commercial growers of lemons in the Mid-Atlantic
- 35$^+$ International Awards
- *Wall Street Journal*, April 2013
- Certificate of Registration from the PTO, SweetShine®, January 2014
- 14th Best Cocktail in America, WSWA Las Vegas, April 2014
- Meeting with Daymond John, Shark Branding, April 2014
- Six hour on-site television shoot with Fox 5, June 2014
- AP story released, picked up by *Wall Street Journal*, *Washington Post* and numerous newspapers from Hawaii to Iceland, July 2014
- Double Gold, Best Nut Liqueur, San Francisco World Spirit Competition, February 2015
- Selected as One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine, November 2015
- Launched Cré: America's first all natural green botanical liqueur, Earth Day, April 22, 2017
- Launched MixAlchemy® Canned Cocktails, June 2018
- Named the #1 Distillery in the US by *Yelp* and *Travel & Leisure Magazine,* November 2018
- Certificate of Registration from the USPTO, MixAlechmy®, January 2019
- Swept the San Francisco World Spirits Competition: Gold, Silver, Silver, Bronze; April 2019

Bloomery Distillery
History

Bloomery originally opened as a mini-farm distillery in the agritourism industry, September 17, 2011. Producing world-class liqueurs, with a moonshine-base. They became the most awarded farm distillery and craft liqueur maker in America. The 2400 sq. ft. production facility is located in Charles Town, WV, in the Eastern Panhandle, an hour and half outside of Washington, DC and Baltimore, MD.

The farm and tasting room, located 2 miles east of the distillery and situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains, quickly became the most visited tourist destination in the Eastern Panhandle of WV. The tasting room experience took place in a rural two-story 50'x 16' historic log cabin that served as a slave quarters during the Civil War. A WOW experience was delivered in that tiny tasting room, where over 100,000 fans visited from every continent in the world. In November of 2018, the experience and the outstanding award-winning liqueurs helped to designate Bloomery as the #1 Distillery in the United States by *Yelp* and *Travel and Leisure Magazine*.

But with all of Bloomery's successes and achievements, the West Virginia Alcohol Control Board (WVABCA) had hindered Bloomery's growth, with the State's prohibition laws and arcane practices required of the tasting room. Sunday Sales were not allowed--suppressing 33% of the potential weekend revenue. Tastings had to be free, but Bloomery had to pay the State for every sample given to over 100,000 fans. In addition, unbelievably, initially 10% of the retail revenue that Bloomery generated at the register had to be paid out to three neighboring liquor stores. Bloomery was able to fight that legislation, and finally "succeeded" after five years in getting that reduced to just 2% of its revenue being paid to area liquor stores. The State also took a claim in Bloomery's revenue. Bloomery had to sell its liquor to the State and then buy it back to sell in the tasting room at a 28% mark up. Bloomery fought that legislation for years and finally "won" in getting the markup reduced down to 5%. All of these "wins" came at a cost. In seven years Bloomery never was able to attain profitability in spite of all of its national awards and achievements. As hard as it was, in November 2018 Bloomery made the prudent decision to close the tasting room and change its business model.

The one thing that Bloomery has always excelled at is staying beautifully focused on its goals and producing stark-ravingly good products. Since closing the tasting room and concentrating all resources and efforts to production at the 2400 sq. ft. facility, from November 2018- February 2019, we have achieved the following:
- closed the retail side of the business and ceased all bottling operations
- legally changed its name from Bloomery Plantation Distillery to Bloomery Distillery
- changed the registered location to its production facility with the State of WV, WVABCA and the federal regulatory agency governing distilleries, the Tobacco, Tax and Trade Bureau, TTB
- applied to and was approved by the WVABCA and TTB to be registered as a Distillery rather than a Mini-Distillery to allow for an unlimited increase in production
- registered a new trademark, MixAlchemy, with the United States Patent and Trademark Office
- created a new canned cocktail brand identity and logo, MixAlchemy®
- created a new website: SpiritsforAdventure.com
- created five new formulas for canned cocktails and registered them with the TTB
- gained approval on five new labels from the TTB
- created a filling, seaming and labeling line for 250 ml aluminum cans
- created a pasteurization process for filled 250 ml aluminum cans
- created a filling, seaming and labeling line for 100 ml PET plastic cans
- designed and created unique case boxes for point of sale displays and counter displays
- secured the #2 distributor in America, Republic National Distribution Company, to represent the line
- swept the 2019 San Francisco World Spirits Competition with the new canned cocktails earning a Gold, two Silvers and Bronze medals

Competition

Over 1600 craft distilleries currently exist in the United States, the vast majority of which concentrate on distilling traditional spirits, like vodkas, whiskeys, and bourbons. To date there are approximately 37 canned cocktail makers in America, and the category is rapidly expanding.

While the majority of the 37 manufacturers in the RTD category have started solely as canned cocktail makers, a few of the 1600 craft distilleries in the U.S., like Bloomery, have ventured into the canned cocktail business. The advantage these craft distillers have over their competitors is that the craft distillery produces the spirits that are used as the base in the canned cocktail. These craft distilleries can control flavor and costs, source ingredients and navigate the regulatory agencies with relative ease due to their experience in the distilling industry.

A recent trend to watch in the canned cocktail industry is the emergence of "Brewstilleries." Craft beer manufacturers who are also now making spirits for their own canned cocktails. They have a major manufacturing advantage over all of their competition in this industry in that they have an existing canning line ready to go for scaling production, as well as the knowledge of running a canning business.

But Bloomery has an advantage as well. Bloomery is counting on its experience in crafting cocktails, and competing on price, with a focus on taste, flavor profile, awards, existing customer fan base, product integration, branding and intellectual property. Bloomery's experience in the spirits industry matters. Indeed, with its established line of award-winning SweetShine liqueurs, Bloomery has a leg up on the competition—having had the sole focus of creating outstanding cocktails for the past eight years. Demonstrating the all natural, "no artificial anything," quality of Bloomery's line is the critical factor for its success in this brand new venture. Bloomery's award-winning SweetShine liqueurs are now the foundation for the exceptional cocktails, in a can, that are bursting with flavor. And the judges have taken notice. At the 2019 San Francisco World Spirits Competition, Bloomery swept the RTD category with Gold, Silver, Silver and Bronze. In addition, Bloomery's existing fan base of over 25,000 social media fans are eager to get their hands on this award-winning line of premium canned cocktails.

The big spirit houses are also trying to gain traction in the RTD category. A small core of the ready-to-drink canned cocktail competition in the alcohol beverage industry includes products owned by multinational corporations with significant financial resources. These large competitors can use their resources and scale rapidly to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. But they are slow to implement and move in the category due to their sheer size. That's why they are starting to watch and invest in the smaller, agile and innovative craft canned cocktail makers. Prestige Beverage Group recently announced the acquisition of Joia Spirit, a ready-to-drink canned cocktail brand. In February 2019 Anheuser Busch announced the purchase of the San Diego based Cutwater Spirits, the pioneer of the ready-to-drink canned cocktail. Cutwater had seen double- and triple-digit growth since its 2016 founding. *Brewbound* reported that Nielsen retail data showed dollar sales of Cutwater's spirits products grew 203 percent during the one-year period ending January 26, 2019. Cutwater's ready-to-drink cocktail dollar sales grew 356 percent over the same timeframe, according to Nielsen.

Growth is definitely happening in this spirit category. A craft distillery and brand new entrant to the canned cocktail market is investing millions to relocate its manufacturing operations into a new facility to ramp up production to be able to produce nearly 3 million cases, which includes 24 cans per case. Even Coca-Cola is stepping into the adult beverage trend of the moment, the next iteration of American drinking culture, with its announced offering in April 2018, with the rolling out of its first alcoholic drink in the history of the company—an alcoholic beverage in a can. Bloomery is thrilled with the possibilities that are unfolding in this exciting category.

What Makes MixAlchemy Different?

Oh My, Goodness. We're Clearly Unclear.

What's Inside?



WHITE WHISKEY

SOME BUBBLES

FRESH-SQUEEZED JUICE

AWARD-WINNING BLOOMERY SWEETSHINE LIQUEURS

MORE BUBBLES !

Founding Team Members

Thomas J. Kiefer, CEO—the grounded one

Responsibilities:
To carry out the Distillery's strategic plans and policies, as well as to set the direction of the company. To manage the administrative and financial operations of the company and develop, implement and monitor control systems designed to preserve company assets.

Linda S. Losey, CCO, COO—the visionary

Responsibilities:
To set the vision of the company and to oversee operations as well as set the direction of product lines, branding and marketing.

Rob Losey, Partner, Director of National Sales and Distribution—the go to guy

Responsibilities:
To oversee, manage and direct National Sales and Distribution and public relations.

Thomas J. Kiefer; Member, CEO

Responsibilities:
To carry out the company's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of the company's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

To Date: Tom has been in charge of securing financing and major procurement as well as scaling recipes for production. Tom produces the federal and state reports to the bureaus of alcohol control regulatory boards and seeks to streamline overall operational efficiencies.

Qualifications:
Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states. While a consultant engineer he earned his MBA and advanced to V.P. and Branch Operations Manager responsible for budget and development, business development operations and management of a $1.5 million revenue office of a $38 million, 800-employee firm.

Subsequently Tom was hired to be the Regional Operations Manager of a $45 million construction company in which he oversaw project development, operations and oversight of the project management, staff and contributed to strategic planning.

From July 2006 to August 2016, Tom was the Chief and Operations Manager of Baltimore County, Maryland's Bureau of Utilities, which has a $15 million operating budget and 570 employees. In August 2016 Tom was promoted to the Chief of the Bureau of Engineering and Construction for Baltimore County, which has $600 million capital budget and 109 employees. In these positions, Tom has been responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization.

Tom is actively involved in boards at both the state and national level. He was formerly on the state professional engineering training board for DE and is currently on Emeritus Member of that board as well as serving on the Law Enforcement and Ethics committee for the past 17 years. At the national level, he is active with the National Council of Examination for Engineering and Surveying, the organization that develops and serves the examinations used by every state in the U.S. to license their engineers and surveyors, as well as to promulgate model laws and model rules for the states to pattern legislation for their governance of engineers and surveyors. He has served on numerous committees for NCEES including the Finance, Audit, Examination Policy and Procedures committees, the latter two of which he has served as chair.

Tom served as Director on the Board of the Maryland Society of Civil Engineers, MD Section.

Linda S. Losey; Member, COO, CCO

Responsibilities:
To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of the company, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day to day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

To Date: Linda has provided the vision for the venue concept and facility restoration, product ideas, packaging and cordial formulations; she continues to oversee production, scheduling, quality control and product delivery. While working with officials to interpret regulations to be applied to the Company's operations, Linda has developed relationships with and earned the trust of state and local regulators as someone who lives up to her word for what the company will do while negotiating courses of action that the Company will take; maximizing the benefit inured by the Company.

Qualifications:
Linda is a results-oriented, innovative and creative Communication Professional with accomplishments in marketing, public relations, resource development and strategic planning.

Most recently she served as the Communications Director of the largest Reform Synagogue in Maryland. Linda has served as an independent consultant in which she facilitated the development of short-term goals and long-range objectives for marketing campaigns with various clientele. This included the designing of and writing for numerous newsletters, brochures, media campaigns, case statements, press releases, internal communications, grant proposals and reports. She was also the principal, creator and manufacturer of two unique gift lines that sold throughout North America, including the Cracker Barrel chain of restaurants and stores in the United Kingdom and Japan. Previously, she directed the development office of a not-for-profit agency that included raising funds for a $371,000 operating budget and $1.38 million revolving loan fund portfolio.

In 2011, Linda served as the general contractor during the restoration of the historic 1840s log cabin distillery. In 2002 she served as the co-general contractor and resource specialist for a half-million dollar project in restoring and rehabbing a historical 1797 mill house in Baltimore County. Linda also rehabbed a mid-1800 brick commercial building on the North Central Rail Trail in Maryland, which she turned into a local art gallery.

She is the best-selling author of a book which hit #1 on Amazon in death and grief. As the result of a promise made to her youngest son Sam before his tragic death in 2004, Linda became the first woman to ride across America, alone, on horseback, using much of the American Discovery Trail. She was inducted into the Long Rider's Guild in 2005.

M.S. in Education, High Honors, Nazareth College
B.S. in Speech Pathology, Magna Cum Laude, Nazareth College

Rob Losey; Member, CSO, Director, National Sales and Distribution

Responsibilities:
To oversee and manage National Sales and Distribution, marketing and public relations.

To Date: Rob has honed his skills in the beverage industry through the tasting room and by expanding distribution of SweetShine® throughout DC, GA, MA, MD, NH, NJ, NY, PA, RI, TN, VA and WV. Additionally Rob has been active in developing key relationships at the local and state legislative branch within the spirits industry in WV and at the national level through his involvement with DISCUS (Distilled Spirits Council of the United States) ADI (American Distilling Institute) and ACSA (American Crafts Spirits Association). He has become the "face" of the company and is recognized as a spokesperson for the craft-distillers in WV. An additional talent that Rob brings to the company is his strong background in the horticultural community that has been applied to the design and construction of the greenhouse and irrigation facilities that have been key to the crop success of the company. Now with MixAlchemy® ready to go, Rob will progressively expand the company's national presence by implementing a strategic sales, marketing and distribution plan.

Qualifications:
Growing up in various family businesses, Rob developed strong people skills, sales acumen and creative marketing talent. Rob has a B.S. in Industrial Distribution from Clarkson University (College of Technology) and spent 20 years in the automation controls business introducing new product to the US market. In ever increasing roles of responsibility he always exceeded sales goals. He managed national sales teams that were direct company employees, independent reps and distribution outlets.

We say Rob is our "go to guy." If it needs to get done, done well, within budget and on time, just give him the mission. If a door needs to be opened, Rob will find a way. The consummate salesmen and marketeer, Rob has been key to Bloomery's growth thus far.

Bloomery Distillery
Organizational Chart

April 2019


Strategic Planning
Tom Kiefer
Member
CEO
Rob Losey
Member, Director
National Sales and Distribution
Linda Losey
Member
COO, CCO
Regulatory Reporting
Scaling
Financing
Procurement
Cost Control
National Sales & Distribution
Marketing & Public Relations
Operations
Production
Quality Control
Team
Product Development
Creative Design
Branding

The management of the company is a team effort.
Tom, Linda and Rob are the key individuals who drive the strategic planning and the vision of the company.

Bloomery Distillery
Business Model



In each state that MixAlchemy is represented in, Bloomery Distillery has a single revenue stream: selling MixAlchemy canned cocktails wholesale to State Distributors.

On average we make a single canned 250 ml cocktail for $0.98 including labor, or $23.52 for a 24 can case (6-quad packs per case). For four of our SKUs, a 24 can case (6-quad packs of 250 ml cans) is sold to the distributor for $42 (44% gross margin). They turn around and sell it to retailers for about $65 per case. The retail outlets sell it for about $84 for a 24 can case (or $14/per quad pack= $3.50/can). Our Bourbon Big Shot in a Little Can is sold as individual 100 ml cans and there are 32 cans per case. It costs us $1.35 to make each Big Shot, including labor, or $43.20 per case. We then sell it to the Distributor for $80 per case or $2.50 per can (46% gross margin). The retailer then buys it for $116 per case and sells the cans at $5/can or $160 per case.

Within the Bloomery National Distribution Warehouse, one can generates one revenue stream. The Distillery sells a case to any given distributor, i.e. DC, WV or MD, at approximately an 80% markup.

Gross Profit:
   Wholesale 45%.

Industry Gross Profit:
   Wholesale 50%.

Bloomery Plantation Distillery
Financials

Owner Investment: We know investors like to see a significant investment by controlling owners—to date our partners have over $1.5 M invested in Bloomery Distillery—definitely skin in the game!

Break-Even & Profitability: Every dollar generated has been reinvested into the growth of the company, and Bloomery is just starting to turn the corner on profitability. In 2013 we incurred large losses due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, taking on additional employees to scale production and expanding tasting room sales, and the renovation of a new production facility. The majority of those costs associated with the loss were not ongoing year over year. At the end of 2014, we challenged the WV Alcohol Control Board's (WVABCA) practice of charging a 28% markup fee on the purchases of our own cases for our tasting room, additional case fees and a 10% Market Zone Tax paid on our retail sales that went to three local liquor stores. We won. The legislative action was implemented June 12, 2015 reducing the 28% mark up fee to 5%, a reduction and/or elimination of case fees and a decrease in the Market Zone Tax from 10% to 2%. 2015 saw the closing of our tasting room for two months while we fought the WVABCA through legislative action and our fans' grassroots efforts. Even though we won, we struggled to get out of the hole of being closed. 2015 Revenue reflects those closed months without revenue. In spite of closed months and fighting the public perception that we were closed for good, we still surpassed our 2014 sales by a slim margin in 2015. We maintained sales in 2016, in spite of being adversely affected by weather, lack of consumer confidence and 2016 election year jitters. Sales revenue in 2017 was back on the trajectory path of increased sales. In 2018 we grew revenue in spite of closing our tasting room on November 24, 2018 and had no further income through Year's End.

Bloomery Distillery
A New Vision

In November 2018 we completely shifted our focus from relying on tasting room retail sales and bottling SweetShine to canning our MixAlchemy line of cocktails *made* with SweetShine and selling wholesale. We let our long-time distributor go and signed on with the second largest distributor in America, RNDC, in February 2019. Our largest ever National Distribution order went out in March 2019. We anticipate reaching our $602,000 break-even point in February 2021.



Bloomery Revenue

	1	2	3	4	5	6	7	8
YEAR	2011	2012	2013	2014	2015	2016	2017	2018
TOTAL	$81,080	$475,69	$658,94	$790,07	$790,67	$790,43	$810,50	$895,05

Year

Note: After the tasting room sales base years through 2018, the below Income Statement Analysis & Pro Forma is based on revenue generated solely from the MixAlchemy™ brand of Canned Cocktails relying on sales in MD, DC and VA.
2020 assumptions: the addition of VA and GA.
2021 assumptions: the addition of FL (a major canned cocktail state), one other state, and a major stadium. As we begin strategically branching out into other states and venues and/or receive a capital infusion to push the brand nationally, these numbers will, of course, grow.



Year

Legend: Historical Years, Revnue, Expenses, Net Income

EXHIBIT B

Company's Financial Statements

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2018, 2017, 2016 and 2015
(unaudited)

	As of 12/31/2015	As of 12/31/2016	As of 12/31/2017	As of 12/31/2018
Assets				
Cash	6,697	600	34,431	72,366
Accounts Receivable	23,876	39,316	47,511	-
Inventory	115,367	89,919	116,464	30,503
Automobiles	36,647	36,647	35,572	35,572
Furniture and Equipment	53,013	53,013	72,858	77,582
Buildings and Improvements	406,402	406,402	406,402	406,402
Land	169,525	169,525	169,525	169,525
Accum Depr - Equipment	(81,396)	(104,722)	(115,757)	(146,944)
Intangible Assets	15,082	15,082	15,082	17,082
Accumulated Amortization	(6,577)	(8,983)	(11,388)	(12,562)
Total Assets	738,636	696,798	770,700	649,526
Liabilities and Members Equity				
Accounts Payable	21,812	10,398	36,262	-
Accrued Expenses	5,001	5,602	4,075	-
Accrued Payroll Taxes	-	-	-	-
Current Portion LT Debt	26,447	9,627	9,627	9,627
Payable to Related Party	84,142	119,498	106,735	132,347
Line of Credit payable to bank	148,073	146,722	143,638	149,382
Long-Term Debts, net of current portion	464,128	451,887	465,634	560,316
Members Equity	(10,967)	(46,936)	4,729	(202,146)
Total Liabilities and Members' Equity	738,636	696,798	770,700	649,526

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Income
For the Years Ended December 31, 2018, 2017, 2016 and 2015
(unaudited)

	2015	2016	2017	2018
Sales	790,683	790,432	824,070	895,052
Cost of Sales	493,335	404,423	363,548	524,455
Gross Profit	297,348	386,009	460,522	370,597
Expenses				
General and Administrative	623,184	528,378	585,672	575,030
Interest	26,718	25,005	61,891	25,174
Depreciation and Amortization	29,074	25,732	22,533	35,980
	678,976	579,115	670,096	636,184
Loss from Operations	(381,628)	(193,106)	(209,574)	(265,587)
Other Income	-	-	(11,101)	11,213
Net Loss	(381,628)	(193,106)	(220,675)	(254,374)

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2018, 2017, 2016 and 2015
(unaudited)

	2015	2016	2017	2018
Beginning Members' Equity	113,436	(10,967)	(46,936)	4,729
Contributions	266,425	157,137	286,985	47,499
Distributions	(9,200)	-	(14,645)	-
Net Loss	(381,628)	(193,106)	(220,675)	(254,374)
Ending Members' Equity	(10,967)	(46,936)	4,729	(202,146)

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2018, 2017, 2016 and 2015
(unaudited)

	2015	2016	2017	2018
Cash Flows from Operating Activities				
Net Loss	(381,628)	(193,106)	(220,675)	(254,374)
Adjustments to reconcile net loss to cash used in operating activities:				
Depreciation and amortization	29,074	25,732	22,533	35,980
(Increase) Decrease in:				
Inventories	46,515	25,448	(26,545)	85,961
Accounts receivable	317	(15,440)	(8,195)	47,511
Increase (Decrease) in:				
Accounts Payable and Payable to Members	13,011	(11,414)	25,864	(36,262)
Payable to related party	84,142	35,356	(12,763)	25,612
Accrued expenses	(3,524)	-	(1,527)	(4,075)
Accrued payroll taxes and other	(11,186)	-	-	-
Net Cash used by operating activities	(223,279)	(133,424)	(221,308)	(99,647)
Cash Flows from Investing Activities				
Net additions of property, plant and equipment	(10,664)	0	(18,771)	(6,724)
Net cash used in investing activities	(10,664)	0	(18,771)	(6,724)
Cash Flows from Financing Activities				
Proceeds from long term debt	6,540	-	13,747	94,682
Increase (decrease) in line of credit	(97)	(1,351)	(3,084)	5,744
Repayment of long term debt	(25,458)	(28,461)	(9,090)	(3,623)
Contributions from members	266,425	157,137	286,985	47,499
Distributions to members	(9,200)	-	(14,645)	-
Net cash provided by financing activities	238,210	127,325	273,913	144,302
Net Change in Cash	4,267	(6,099)	33,834	37,931
Cash, Beginning of Year	2,432	6,699	600	34,434
Cash, End of Year	6,699	600	34,434	72,365
Supplemental Cash Flow Information				
Interest Paid	26,718	25,005	61,891	25,174
Income Taxes Paid	-	-	-	-